As filed with the Securities and Exchange Commission on January 3, 1997

                                                   Registration No. 333-15381
    -------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------
                                    FORM S-1
                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                          -----------------------------
                            TREX MEDICAL CORPORATION
             (Exact name of registrant as specified in its charter)

                          -----------------------------

               Delaware                3844              06-1439626

           (State or other      (Primary Standard     (I.R.S. Employer
           jurisdiction of         Industrial          Identification
           incorporation or    Classification Code        Number)
            organization)            Number)

                 36 Apple Ridge Road, Danbury, Connecticut 06810
                                 (203) 790-1188
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          -----------------------------
                          SANDRA L. LAMBERT, SECRETARY
                            TREX MEDICAL CORPORATION
                        C/O THERMO ELECTRON CORPORATION
                                81 Wyman Street
                              Post Office Box 9046
                       Waltham, Massachusetts 02254-9046
                                 (617) 622-1000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                          -----------------------------
                                    Copy to:
                           SETH H. HOOGASIAN, ESQUIRE
                                 GENERAL COUNSEL
                            TREX MEDICAL CORPORATION
                         C/O THERMO ELECTRON CORPORATION
                                 81 Wyman Street
                              Post Office Box 9046
                        Waltham, Massachusetts 02254-9046
                                 (617) 622-1000

                          -----------------------------

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement has become effective.
PAGE

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]


                          -----------------------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


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





                            Trex Medical Corporation

                             Cross Reference Sheet
                    Between Items of Form S-1 and Prospectus

            Item                         Location in Prospectus
            ----                         ----------------------

         1  Forepart of the
            Registration Statement and
            Outside Front Cover Page of  Outside Front Cover Page
            Prospectus  ................
         2  Inside Front and Outside
            Back Cover Pages of          Inside Front and Outside Back
            Prospectus  ................ Cover Pages; Additional
                                         Information
         3  Summary Information, Risk
            Factors and Ratio of
            Earnings to Fixed Charges  . The Company; Risk Factors

         4  Use of Proceeds ............ Not Applicable
         5  Determination of Offering    Not Applicable
            Price ......................
         6  Dilution ................... Not Applicable

         7  Selling Security Holders ... Selling Shareholders; Sale of
                                         Shares
         8  Plan of Distribution ....... Cover Page; Selling
                                         Shareholders; Sale of Shares
         9  Description of Securities
            to be Registered ........... Cover Page, Description of
                                         Capital Stock

         10 Interests of Named Experts
            and Counsel ................ Experts; Legal Opinions
         11 Information with Respect to
            the Registrant ............. Cover Page; The Company; Risk
                                         Factors; Price Range of Common
                                         Stock; Dividend Policy;
                                         Capitalization; Selected
                                         Financial Information;
                                         Management's Discussion and
                                         Analysis of Financial
                                         Condition and Results of
                                         Operations; Business;
                                         Relationship with Thermo
                                         Electron and Thermo
                                         Instrument; Management;
                                         Security Ownership of Certain
                                         Beneficial Owners and
                                         Management; Description of
                                         Capital Stock; Shares Eligible
                                         for Future Sale; Financial
                                         Statements
PAGE

         12 Disclosure of Commission
            Position on Indemnification
            for Securities Act           Not Applicable
            Liabilities  ...............
PAGE

    Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED JANUARY 3, 1997

    PROSPECTUS
                                1,962,000 Shares

                            TREX MEDICAL CORPORATION

                                  Common Stock

       This Prospectus relates to 1,962,000 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of Trex Medical Corporation ("Trex Medical" or the "Company"). The Shares may be offered by certain shareholders of the Company (the "Selling Shareholders") from time to time in transactions on the American Stock Exchange, in negotiated transactions, through the writing of options on the Shares, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). The Selling Shareholder and any broker-dealer who acts in connection with the sales of Shares hereunder may be deemed to be "underwriters" as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The Shares were originally sold by the Company in private placements pursuant to certain Stock Purchase Agreements with the Company dated November 22 and November 30, 1995 and January 31, 1996. See "Selling Shareholders."
                                _______________

        The Common Stock offered hereby involves a high degree of risk.
                    See "RISK FACTORS" beginning at page 5.
                                _______________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         SECURITIES
     AND  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                        2
PAGE

                                 _______________

       None of the proceeds from the sale of the Shares by the Selling Shareholders will be received by the Company. The Company has agreed to bear all expenses (other than underwriting discounts and selling commissions, and fees and expenses of counsel or other advisers to the Selling Shareholders) in connection with the registration and sale of the Shares being registered hereby. The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act as underwriter or otherwise.

       Trex Medical Corporation is a majority-owned subsidiary of ThermoTrex Corporation ("ThermoTrex"), which is a majority-owned subsidiary of Thermo Electron Corporation ("Thermo Electron"). The Common Stock is traded on the American Stock Exchange under the symbol "TXM." On December 31, 1996, the reported closing price of the Common Stock on the American Stock Exchange was $13.00 per share.

                The date of this Prospectus is January  __, 1997.

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





                                TABLE OF CONTENTS


    The Company  ............................................. 4

    Risk Factors  ............................................ 5

    Price Range of Common Stock  .............................11

    Dividend Policy  .........................................11

    Capitalization  ..........................................12

    Selected Financial Information  ..........................13

    Selected Quarterly Financial Data  .......................15

    Management's Discussion and Analysis of Financial

        Condition and Results of Operations  .................16

    Business  ................................................19

    Relationship and Potential Conflicts with Thermo

        Electron and ThermoTrex  .............................30

    Management  ..............................................34

    Executive Compensation  ..................................39

    Security Ownership of Certain Beneficial Owners

        and Management  ......................................42

    Selling Shareholders  ....................................45

    Sale of Shares  ..........................................50

    Description of Capital Stock  ............................50

    Shares Eligible for Future Sale  .........................51

    Legal Opinions  ..........................................52

    Experts  .................................................52

    Additional Information  ..................................53

    Index to Financial Statements  ..........................F-1

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                                  THE COMPANY

         The Company is a worldwide leader in the design, manufacture and marketing of mammography equipment and minimally invasive stereotactic needle biopsy systems used for the detection of breast cancer, as well as a leading designer and manufacturer of general radiography (X-ray) equipment. A mammography system is a dedicated radiographic system designed specifically to image breast tissue. Stereotactic needle biopsy systems, which use a guided hollow needle to extract a sample of tissues from the breast, offer a cost-effective, less invasive alternative to open surgery for the biopsy of suspicious breast lesions. The Company recently broadened its product base by acquiring Bennett X-Ray Corporation ("Bennett"), a leading producer of specialty and general purpose radiographic systems, including mammography systems, XRE Corporation ("XRE"), a manufacturer of X-ray imaging systems used for cardiac catheterization and angiography and Continental X-Ray Corporation and its affiliates (collectively "Continental") a manufacturer of general purpose radiographic systems and specialty radiographic systems including radiographic/flouroscopy products.

         The Company was incorporated in Delaware in September 1995 as a wholly-owned subsidiary of ThermoTrex. ThermoTrex acquired all of the outstanding shares of capital stock of Bennett in September 1995 for approximately $42,000,000 in cash, net of cash acquired. On October 2, 1995, the Company acquired all of the outstanding shares of capital stock of Bennett from ThermoTrex in exchange for a $42,000,000 principal amount subordinated convertible note due 2000 (the "Convertible Note"). The Convertible Note bears interest at a rate of 4.2% per annum and is convertible into shares of Common Stock at a conversion price of $11.79 per share. As of November 30, 1996, ThermoTrex had converted $34,000,000 principal amount of the Convertible Note for an aggregate of 2,883,798 shares of Common Stock. Subsequently, on October 16, 1995, ThermoTrex contributed all of the assets and liabilities relating to its Lorad division ("Lorad") and the development of its Sonic CT system to the Company in exchange for 20,000,000 shares of Common Stock of the Company. On May 29, 1996, the Company acquired substantially all of the assets and liabilities of XRE for approximately $18,500,000 in cash, net of cash acquired and including the repayment of debt. On September 4, 1996, the Company acquired substantially all of the assets and liabilities of Continental for approximately $18.4 million in cash, net of cash acquired and including the repayment of debt.

         Unless the context otherwise requires, references in this Prospectus to the Company or Trex Medical Corporation refer to Trex Medical Corporation and its subsidiaries. As of December 31, 1996, ThermoTrex beneficially owned 79% of the Company's outstanding Common Stock, excluding the shares of Common Stock issuable upon the conversion of the outstanding principal amount of the Convertible Note. The Company's principal executive offices are located at 36 Apple Ridge Road, Danbury, Connecticut, and its telephone number is (203) 790-1188.

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





                                  RISK FACTORS

         An investment in the shares of Common Stock offered hereby involves a high degree of risk. Accordingly, the following factors should be considered carefully in evaluating the Company and its business before purchasing any of such shares.

         Technological Change and New Products. The market for the Company's
         -------------------------------------
    products is characterized by rapid and significant technological change, evolving industry standards and new product introductions. Many of the Company's products are technologically innovative, and require significant planning, design, development, and testing at the technological, product, and manufacturing process levels. These activities require significant capital commitments and investment by the Company. The high cost of technological innovation is matched by the rapid and significant change in the technologies governing the products that are competitive in the Company's market, by industry standards that may change on short notice and by the introduction of new products and technologies such as magnetic resonance imaging and ultrasound, which may render existing products and technologies uncompetitive or obsolete. There can be no assurance that the Company's products or proprietary technologies will not become uncompetitive or obsolete.

         Dependence on Patents and Proprietary Rights. The Company places
         --------------------------------------------
    considerable importance on obtaining patent and trade secret protection for significant new technologies, products, and processes because of the length of time and expense associated with bringing new products through the development and regulatory approval process and to the marketplace. The Company's success depends in part on whether it can develop patentable products and obtain and enforce patent protection for its products both in the United States and in other countries. The Company has filed, and intends to file, applications as appropriate for patents covering both its products and manufacturing processes. No assurance can be given that patents will issue from any pending or future patent applications owned by, or licensed to, the Company, or that the claims allowed under any issued patents will be sufficiently broad to protect the Company's technology. In addition, no assurance can be given that any issued patents owned by, or licensed to, the Company will not be challenged, invalidated, or circumvented, or that the rights granted thereunder will provide competitive advantages to the Company. The Company could incur substantial costs in defending itself in suits brought against it or in suits in which the Company may assert its patent rights against others. If the outcome of any such litigation is unfavorable to the Company, the Company's business and results of operations could be materially adversely affected.

         The Company relies on trade secrets and proprietary know-how that it seeks to protect, in part, by confidentiality agreements with its collaborators, employees, and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.

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





         Risks Associated With Pending and Threatened Patent Litigation. In
         --------------------------------------------------------------
    April 1992, Fischer Imaging Corporation ("Fischer") commenced a lawsuit in the United States District Court, District of Colorado, against the Company's Lorad division, alleging that Lorad's prone breast-biopsy system infringes a Fischer patent on a precision mammographic needle-biopsy system. As of September 28, 1996, the Company had recognized aggregate revenues of approximately $63.1 million from sales of such systems, of which $34.4 million represents sales prior to October 1, 1995. The suit requests a permanent injunction, treble damages, and attorneys' fees and expenses. If the Company is unsuccessful in defending this lawsuit, it may be enjoined from manufacturing and selling such systems without a license from Fischer. No assurance can be given that the Company will be able to obtain such a license, if required, on commercially reasonable terms, if at all. In addition, the Company may be subject to damages for past infringement. No assurance can be given as to whether the Company will be subject to such damages or, if so, the amount of damages that the Company may be required to pay.

         The Company also is aware of a U.S. patent held by Nicola E. Yanaki, which has been asserted by him against certain automatic exposure-control features included in most of the Company's current mammography systems. The Company has been informed by Mr. Yanaki that a competitor of the Company has obtained a license for use of this patent. If Mr. Yanaki were successful in enforcing such patent, the Company could be subject to damages for past infringement and enjoined from manufacturing and selling imaging equipment utilizing certain automatic exposure-control features.

         The Company is also aware of an issued European patent with counterparts in other non-U.S. countries applicable to imaging equipment utilizing certain automatic exposure-control features. The European patent is the subject of an opposition proceeding before the European Patent Office. There can be no assurance as to the outcome of such opposition.

         In connection with the organization of the Company, ThermoTrex agreed to indemnify the Company for any and all cash damages in connection with the Fischer lawsuit and any potential claims by Mr. Yanaki with respect to sales of the Company's products occurring prior to October 1995, when the businesses of Lorad and Bennett were transferred to the Company. Notwithstanding this indemnification, the Company would be required to report as an expense the full amount, including any reimbursable amount, of any damages in excess of the amount accrued as of September 28, 1996 (approximately $2 million), with any indemnification payment it receives from ThermoTrex being treated as a contribution to shareholders' investment.

         The Company is also aware of two U.S. patents owned by a former employee that have been asserted against the Company relating to its high-transmission cellular ("HTC")(TM) grid to be used with its mammography systems. If the former employee were successful in enforcing such patents, the Company could be subject to damages and enjoined from manufacturing and selling the HTC grid.

         The unfavorable outcome of any one or more of the above described matters could have a material adverse effect on the Company's business

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





    and results of operations. The Company's competitors and other parties hold other various patents and patent applications in the fields in which the Company operates. There can be no assurance that the Company will not be found to have infringed third-party patents and, in the event of such infringement, the Company could be required to alter its products or processes, pay licensing fees, or cease making and selling any infringing products and pay damages for past infringement.

         No Assurance of Development and Commercialization of Products Under
         -------------------------------------------------------------------
    Development. A number of the Company's potential products are currently
    -----------
    under development. There are a number of technological challenges that the Company must successfully address to complete any of its development efforts. Product development involves a high degree of risk, and returns to investors are dependent upon successful development and commercialization of such products. Proposed products based on the Company's technologies will require significant additional research and development. There can be no assurance that any of the products currently being developed by the Company, or those to be developed in the future by the Company, will be technologically feasible or accepted by the marketplace, or that any such development will be completed in any particular time frame.

         Risks Associated with Acquisition Strategy. The Company's strategy
         ------------------------------------------
    includes the acquisition of businesses and technologies that complement or augment the Company's existing product lines. For example, in October 1995, the Company acquired its Bennett subsidiary; in May 1996, the Company acquired substantially all of the assets and liabilities of XRE, a manufacturer of X-ray imaging systems used in the diagnosis and treatment of coronary artery disease and other vascular conditions; and in September 1996, the Company acquired substantially all of the assets and liabilities of Continental, a manufacturer of radiographic fluoroscopy products, general radiography systems, electrophysiology products and dedicated mammography systems. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired businesses. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms that are not favorable to the Company and, in the case of equity financing, may result in dilution to the Company's stockholders.

         Intense Competition. The Company encounters and expects to continue
         -------------------
    to encounter intense competition in the sale of its products. The Company believes that the principal competitive factors affecting the market for its products include product features, product performance and reputation, price, and service. The Company's competitors include large multinational corporations and their operating units, including the GE Medical Systems Division of General Electric Company, Inc. ("GE"), the Philips Medical Systems of North Americ Company subsidiary of Philips N.V. ("Philips"), the Siemens Corporation subsidiary of Siemens AG ("Siemens"), Toshiba American Medical Systems, Inc. and Toshiba America MRI, Inc. (collectively, "Toshiba"), Shimadzu, and the Picker

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    International, Inc. subsidiary of GEC, Inc. ("Picker International").
    These companies and certain of the Company's other competitors have substantially greater financial, marketing, and other resources than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than the Company. Moreover, a significant portion of the Company's sales are to the United States Surgical Corporation ("U.S. Surgical"), GE, and Philips through OEM arrangements. The products sold by such OEM customers compete with products offered by the Company and its independent dealers. Competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. There can be no assurance that the Company's current products, products under development, or ability to discover new technologies will be sufficient to enable it to compete effectively with its competitors.

         Government Regulation, No Assurance of Regulatory Approval. The
         ----------------------------------------------------------
    Company's products are subject to regulation by the U.S. Food and Drug Administration (the FDA) and equivalent agencies in foreign countries. Failure to comply with applicable regulatory requirements can result in, among other things, civil and criminal fines, suspensions of approvals, recalls of products, seizures, injunctions, and criminal prosecutions.

         To date, all of the Company's products have been classified by the FDA as Class II medical devices and have been eligible for FDA marketing clearance pursuant to the FDA's 510(k) premarket notification process, which is generally shorter than the more involved premarket approval
    (PMA) process. The Company believes that most of its currently anticipated future products and substantial modifications to existing products will be eligible for the 510(k) premarket notification process. However, the FDA has not yet classified full-breast digital mammography systems such as the one being developed by the Company. If such systems are classified as Class III devices, the Company would be required to file for FDA marketing clearance for its full-breast digital mammography system under the PMA process, which would require substantial additional clinical trials and post-market follow-up for a number of years. While not classifying such systems, the FDA recently issued a final guidance document relating to the protocol for marketing clearance of full-breast digital mammography systems. This document suggests that clearance may be obtained through an enhanced 510(k) application with more extensive clinical trials. The protocol set forth in the final guidance document calls for clinical trials on 520 subjects prior to applying to the FDA for clearance to commercially market such a system. In addition, full-breast digital mammography systems will be subject to alternate quality assurance standards under the Mammography Quality Standards Act. These alternate standards will be submitted by the Company to the FDA for review. The Company can make no prediction as to when the FDA will approve such standards, if at all. There can be no assurance that full-breast digital mammography systems will not be classified by the FDA as Class III medical devices subject to the PMA process. In addition, there can be no assurance that the necessary clearances for any of the Company's products will be obtained on a timely basis, if at all.

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         FDA regulations also require manufacturers of medical devices to adhere to certain "Good Manufacturing Practices" (GMP), which include testing, quality control, and documentation procedures. The Company's manufacturing facilities are subject to periodic inspection by the FDA. No assurances can be given that the FDA will not in the future find the Company to be in violation of one or more such regulations.

         Healthcare Reform; Uncertainty of Patient Reimbursement. The Federal
         -------------------------------------------------------
    government has in the past, and may in the future, consider, and certain state and local as well as a number of foreign governments are considering or have adopted, healthcare policies intended to curb rising healthcare costs. Such policies include rationing of government-funded reimbursement for healthcare services and imposing price controls upon providers of medical products and services. The Company cannot predict what healthcare reform legislation or regulation, if any, will be enacted in the United States or elsewhere. Significant changes in the healthcare systems in the United States or elsewhere are likely to have a significant impact over time on the manner in which the Company conducts its business. In addition, the federal government regulates reimbursement of fees for certain diagnostic examinations and capital equipment acquisition costs connected with services to Medicare beneficiaries. Recent legislation has limited Medicare reimbursement for diagnostic examinations. These policies may have the effect of limiting the availability or reimbursement for certain procedures, and as a result may inhibit or reduce demand by healthcare providers for products in the markets in which the Company competes. While the Company cannot predict what effect the policies of government entities and other third party payors will have on future sales of the Company's products, there can be no assurance that such policies would not have an adverse impact on the operations of the Company.

         Dependence Upon Significant OEM Relationships. A significant portion
         ---------------------------------------------
    of the Company's sales are to U.S. Surgical, GE, and Philips through OEM arrangements. The Company's sales depend, in part, on the continuation of these OEM arrangements and the level of end-user sales by such OEMs. There can be no assurance that the Company will be able to maintain its existing, or establish new, OEM relationships.

         Potential Product Liability. The Company's business exposes it to
         ---------------------------
    potential product liability claims, which are inherent in the manufacturing, marketing, and sale of medical devices, and as such the Company may face substantial liability to patients for damages resulting from the faulty design or manufacture of products. The Company currently maintains product-liability insurance, but there can be no assurance that this insurance will provide sufficient coverage in the event of a claim, that the Company will be able to maintain such coverage on acceptable terms, if at all, or that a product-liability claim would not materially adversely affect the business or financial condition of the Company.

         Risks Associated With International Operations. International sales
         ----------------------------------------------
    accounted for 22%, 21%, and 14% of the Company's revenues in fiscal 1996, fiscal 1995, and 1994, respectively. The Company intends to continue to expand its presence in international markets. International revenues are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a

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    foreign country's legal system; foreign customers may have longer payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade; U.S. export licenses may be difficult to obtain; and the protection of intellectual property in foreign countries may be more difficult to enforce.

         Control by ThermoTrex.   The Company's stockholders do not have the
         ---------------------
    right to cumulate votes for the election of directors. ThermoTrex, which owns 79% of the outstanding Common Stock of the Company, has the power to elect the entire Board of Directors of the Company and to approve or disapprove any corporate actions submitted to a vote of the Company's stockholders. See "Relationship and Potential Conflicts of Interest with Thermo Electron and ThermoTrex" and "Security Ownership of Certain Beneficial Owners and Management."

         Potential Conflicts of Interest.   The Company may be subject to
         -------------------------------
    potential conflicts of interest from time to time as a result of its relationship with Thermo Electron and ThermoTrex. For example, conflicts may arise in the development and licensing of digital detector technology by ThermoTrex to the Company, the manufacture of digital detectors by ThermoTrex for sale to the Company and the Company's manufacturing of lasers for sale to ThermoLase Corporation. See "Relationship and Potential Conflicts of Interest with Thermo Electron and ThermoTrex." Certain officers of the Company are also officers of ThermoTrex, Thermo Electron and/or other subsidiaries of Thermo Electron, and are full-time employees of ThermoTrex or Thermo Electron. Such officers will devote only a portion of their working time to the affairs of the Company. For financial reporting purposes, the Company's financial results are included in the consolidated financial statements of ThermoTrex and Thermo Electron. The members of the Board of Directors of the Company who are also affiliated with Thermo Electron or ThermoTrex will consider not only the short-term and the long-term impact of operating decisions on the Company, but also the impact of such decisions on the consolidated financial results of ThermoTrex and Thermo Electron. In some instances the impact of such decisions could be disadvantageous to the Company while advantageous to ThermoTrex or Thermo Electron, or vice versa. The Company is a party to various agreements with Thermo Electron that may limit the Company's operating flexibility. See "Relationship and Potential Conflicts of Interest with Thermo Electron and ThermoTrex."

         Significant Additional Shares Eligible for Future Sale.   The
         ------------------------------------------------------
    22,883,798 shares of Common Stock owned by ThermoTrex will become eligible for resale under Rule 144 in October 1997. In addition, subject to certain limitations described below under "Shares Eligible For Future Sale," as long as ThermoTrex is able to elect a majority of the Company's Board of Directors, it will have the ability to cause the Company at any time to register for resale all or a portion of the Common Stock owned by ThermoTrex.

         Additional shares of Common Stock issuable upon exercise of options granted under the Company's stock-based compensation plans will become available for future sale in the public market at prescribed times. Sales of a significant number of shares of Common Stock in the public market could adversely affect the market price of the Common Stock. See

                                       11
PAGE

    "Relationship and Potential Conflicts of Interest with Thermo Electron and ThermoTrex" and "Shares Eligible for Future Sale."

         Potential Volatility of Stock Price.  Since public trading of the
         -----------------------------------
    Company's Common Stock commenced in June 1996, the market price has fluctuated considerably, and it may continue to fluctuate in the future. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new contracts or products by the Company or its competitors, government regulation and approvals, developments in patent or other proprietary rights and market conditions for stocks of companies similar to the Company could have a significant impact on the market price of the Common Stock.

         Lack of Dividends.   The Company anticipates that for the
         -----------------
    foreseeable future the Company's earnings, if any, will be retained for use in the business and that no cash dividends will be paid on the Common Stock. Declaration of dividends on the Common Stock will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements and general business conditions. See "Dividend Policy."


                           PRICE RANGE OF COMMON STOCK

         The Company's Common Stock has been publicly traded on the American Stock Exchange since June 27, 1996. The following sets forth, for the calendar period indicated, the high and low sales prices on the American Stock Exchange.

                                            High      Low
                                            ----      ---
    Fiscal 1996
    -----------
    Third Quarter
    (June 27, 1996 through June 28, 1996)   $19.25    $15.375

    Fourth Quarter                          $26.00    $17.875

    Fiscal 1997
    -----------
    First Quarter
    (through December 31, 1996)             $20.25    $12.50

       As of December 31, 1996, there were approximately 830 record holders of Common Stock.


                                 DIVIDEND POLICY

      The Company anticipates that for the foreseeable future the Company's earnings, if any, will be retained for use in the business and that no cash dividends will be paid on the Common Stock.







                                       12
PAGE

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company as of September 28, 1996 and as adjusted to reflect the issuance and sale by the Company of 300,000 shares of Common Stock at $14.50 per share on December 19, 1996, for net proceeds of $4,215,000, after deducting placement agent commissions and estimated offering expenses payable by the Company.

                                                       September 28, 1996
                                                     ----------------------
                                                       Actual   As Adjusted
                                                     --------   -----------
                                                     (In thousands, except
                                                          share amounts)

    Long-term Obligations:
      Subordinated convertible note, due to
        parent company                               $  8,000     $  8,000
      Other                                               109          109
                                                     --------     --------

                                                        8,109        8,109
                                                     --------     --------

    Shareholders' Investment:
      Common stock, $.01 par value, 50,000,000
        shares authorized; 28,592,630 shares
        issued and outstanding and 28,892,630
        shares as adjusted (1)                            286          289
      Capital in excess of par value                  139,667      143,879
      Retained earnings                                 9,344        9,344
                                                     --------     --------

        Total Shareholders' Investment                149,297      153,512
                                                     --------     --------

          Total Capitalization (Long-term
            Obligations and Shareholders'
            Investment)                              $157,406     $161,621
                                                     ========     ========
    ____________________
    (1)
    Does not include 1,925,000 shares of Common Stock reserved for issuance under the Company's stock-based compensation plans and 678,541 shares of Common Stock reserved for issuance upon conversion of the outstanding principal amount of the Convertible Note. Options to purchase 1,655,500 shares of Common Stock were outstanding under the Company's stock-based compensation plans as of December 13, 1996. See "Managment--Compensation of Directors" and "Executive Compensation" and Notes 4 and 5 of Notes to Consolidated Financial Statements.





                                      SELECTED FINANCIAL INFORMATION

    The selected financial information below as of and for the fiscal years ended
September 30, 1995, and for the fiscal year ended December 31, 1994 has been deriv
Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, accountants, as indicated in their report included elsewhere in this Prospectus. T information as of and for the fiscal year ended January 1, 1994 and as of December derived from the Company's Consolidated Financial Statements which have been audit
LLP, but have not been included in this Prospectus. The selected financial informa year ended January 2, 1993, and the twelve months ended September 30, 1995 has not the opinion of the Company, includes all adjustments (consisting only of normal, r necessary to present fairly such information in accordance with generally accepted applied on a consistent basis.

                                                       Nine Months
                                  Year Ended (1)          Ended
                              ----------------------
                              Sept. 28,    Sept. 30,    Sept. 30,              Fis
                                                                     -------------
                               1996 (5)    1995 (2,4)  1995 (1,2,4)       1994
                              ----------------------------------------------------
                                                (In thousands, except per share amo
Statement of Income Data:
Revenues                       $150,195     $ 70,505     $ 55,291     $ 54,410
                               --------     --------     --------     --------
Costs and Operating Expenses:
  Cost of revenues               86,642       36,320       28,180       27,794
  Selling, general and
    administrative expenses      27,156       15,652       12,174       13,272
  Research and development
    expenses                     18,862       11,937        8,595       10,662
                               --------     --------     --------     --------

                                132,660       63,909       48,949       51,728
                               --------     --------     --------     --------

Operating Income (Loss)          17,535        6,596        6,342        2,682
Interest and Other Income
  (Expense), Net                    (23)          11           22          (22)
                               --------     --------     --------     --------
Income (Loss) Before Income
  Taxes                          17,512        6,607        6,364        2,660
Income Tax Provision (Benefit)    8,168        3,015        2,881        1,466
                               --------     --------     --------     --------
Net Income (Loss)              $  9,344     $  3,592     $  3,483     $  1,194
                               ========     ========     ========     ========

PAGE


                                                       Nine Months
                                  Year Ended (1)          Ended
                              ----------------------
                              Sept. 28,    Sept. 30,    Sept. 30,              Fis
                                                                     -------------
                               1996 (5)    1995 (2,4)  1995 (1,2,4)       1994
                              ----------------------------------------------------
                                                (In thousands, except per share amo
Earnings (Loss) per
  Share (6):
    Primary                    $    .40     $    .18     $    .17     $    .06
                               ========     ========     ========     ========
    Fully diluted              $    .38     $    .18     $    .17     $    .06
                               ========     ========     ========     ========
Weighted Average Shares (6):
    Primary                      23,483       20,151       20,151       20,151
                               ========     ========     ========     ========
    Fully diluted                26,550       20,151       20,151       20,151
                               ========     ========     ========     ========
Balance Sheet Data
  (at end of period):
Working Capital                $ 59,834                  $ 13,171     $  8,584
Total Assets                    200,850                   102,374       48,000
Long-term Obligations             8,109                         -            -
Shareholders' Investment        149,297                    80,010       37,033
____________________
(1) All periods presented include ThermoTrex's research and development business p
    CT system.
(2) In September 1995, the Company changed its fiscal year-end from the Saturday n the Saturday nearest September 30. Accordingly, the Company's transition perio to September 30, 1995 ("fiscal 1995") is presented. The unaudited data for the
    September 30, 1995 is presented for comparative purposes only.
(3) Includes the results of Lorad since its acquisition by ThermoTrex in November
(4) Includes the results of Bennett since its acquisition by ThermoTrex in Septemb
(5) Reflects the May 1996 and September 1996 acquisitions of XRE and Continental, net proceeds of the Company's private placements in November 1995 and January offering in July 1996.
(6) Pursuant to Securities and Exchange Commission requirements, earnings (loss) p presented for all periods. Weighted average shares for all periods include the issued to ThermoTrex in connection with the initial capitalization of the Comp the assumed exercise of stock options issued within one year prior to the Comp offering.








                                      1313
PAGE

                  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                        Fiscal 1996

                           First      Second    Third (1) Fourth (2)
                          Fourth (2)                      Fourth (2)
                          (in thousands, except per share amounts)

     Revenues               $32,509    $34,320   $36,681     $46,685
     Gross Profit            14,261     14,976    15,961      18,355

     Net Income               1,626      2,108     2,169       3,441
     Earnings per share
           Primary             0.08       0.10      0.10        0.12

           Fully               0.08       0.09      0.09        0.12
                                      Fiscal 1995 (3)

                           First      Second    Third (4)
                          (in thousands, except per share amounts)

     Revenues               $16,101    $17,197   $21,993
     Gross Profit             8,116      8,575    10,420

     Net Income                 857      1,344     1,282
     Earnings per share        0.04       0.07      0.06
                                        Fiscal 1994

                           First      Second      Third     Fourth
                          (in thousands, except per share amounts)

     Revenues               $11,886    $13,214   $14,096     $15,214

     Gross Profit             6,115      6,542     6,885       7,074
     Net Income                 354        329       402         109

     Earnings per share        0.02       0.02      0.02        0.01

    (1)  Reflects the acquisition of XRE in May 1996.
    (2)  Reflects the acquisition of Continental in September 1996.
    (3) In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the Company's 39-week transition period ended September 30, 1995 is presented.
    (4) Includes the results of Bennett since its acquisition by ThermoTrex in September 1995.











                                       16
PAGE

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    Overview

         The Company designs, manufactures, and markets mammography equipment and minimally invasive stereotactic breast-biopsy systems, general radiography (X-ray) equipment, and X-ray imaging systems used for cardiac catheterization and angiography, as well as radiographic fluoroscopy. The Company sells its systems worldwide principally through a network of independent dealers. In addition, the Company manufactures mammography and radiography systems as an original equipment manufacturer (OEM) for other medical equipment companies such as U.S. Surgical, GE and Philips. The Company has four operating units: Lorad, a manufacturer of mammography and stereotactic breast-biopsy systems; Bennett, a manufacturer of general X-ray and mammography equipment; XRE, a manufacturer of X-ray imaging systems used in the diagnosis and treatment of coronary artery disease and other vascular conditions; and Continental, a manufacturer of general-purpose and specialized X-ray systems.

         The Company conducts all of its manufacturing operations in the United States and sells its products on a worldwide basis. The Company anticipates that an increasing percentage of its revenues will be from export sales. The Company's export sales are denominated in U.S. dollars; therefore, neither its revenue nor its earnings are significantly affected by exchange rate fluctuations.

    Results of Operations

         In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the results of operations for 1996 compares the year ended September 28, 1996 (fiscal 1996) with the unaudited year ended September 30, 1995 (1995). The results of operations for 1995 compares the nine months ended September 30, 1995 (fiscal 1995) with the unaudited nine months ended October 1, 1994 (fiscal 1994).

    Fiscal 1996 Compared With 1995
    ------------------------------

         Revenues increased 113% to $150.2 million in fiscal 1996 from $70.5 million in 1995. Revenues increased $56.2 million due to the acquisitions of Bennett, XRE, and Continental.

         Revenues at Lorad increased 35% in fiscal 1996 as a result of increased demand for mammography, biopsy, and nondestructive testing
    (NDT) systems, and lasers sold to ThermoLase Corporation ("ThermoLase"), a majority-owned subsidiary of ThermoTrex.

         Under an OEM agreement with U.S. Surgical entered into in fiscal 1996, Lorad has agreed to manufacture biopsy systems for U.S. Surgical to be marketed and sold under the U.S. Surgical product name of Advanced Breast Biopsy Instrument (ABBI). In fiscal 1996, sales to U.S. Surgical totaled $16.9 million.


                                       17
PAGE

         The gross profit margin declined to 42% in fiscal 1996, from 48% in 1995, due primarily to the inclusion of lower-margin revenues at Bennett and XRE.

         Selling, general and administrative expenses as a percentage of revenues decreased to 18% in fiscal 1996 from 22% in 1995, due primarily to increased revenues at Lorad and the inclusion of the operations of Bennett and XRE, which incurred lower expenses as a percentage of revenues. Research and development expenses increased to $18.9 million in fiscal 1996 from $11.9 million in 1995, due to the inclusion of $4.2 million of expense at Bennett and XRE and the Company's continued efforts to develop and commercialize new products including the Company's M-IV mammography system (first shipped in the fourth quarter of fiscal 1996), full-breast digital mammography system, and direct-detection X-ray sensor, as well as enhancements of existing systems. Under a license agreement between the Company and ThermoTrex, the Company may elect to expend approximately $2.0 million each year during fiscal 1997 and 1998 for additional research and development and to expand the field of use in which it is entitled to use ThermoTrex's direct-detection digital imaging technology. See Note 9 of Notes to Consolidated Financial Statements.

         Interest income in fiscal 1996 primarily represents interest income earned on the invested proceeds from the Company's private placements of common stock in November 1995 and January 1996, and initial public offering in July 1996. Interest expense in fiscal 1996 represents interest associated with the $42.0 million principal amount 4.2% subordinated convertible note issued to ThermoTrex in October 1995 in connection with the Bennett acquisition. As of September 28, 1996, the outstanding balance of this note was $8.0 million, due to the conversion by ThermoTrex of $34.0 million principal amount.

         The effective tax rate was 47% in fiscal 1996, compared with 46% in 1995. The effective tax rates exceed the statutory federal income tax rate due primarily to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.

         The Company is a defendant in certain patent litigation and has been notified that it allegedly infringes certain other technologies owned by third parties. See Notes 3 and 11 of Notes to Consolidated Financial Statements. While an unfavorable outcome of one or more of these matters could have a material adverse effect on the Company's results of operations, the Company does not believe that it is reasonably likely that any resolution would have a material effect on the Company's financial position.

    Fiscal 1995 Compared With Fiscal 1994
    -------------------------------------

         Revenues increased 41% to $55.3 million in fiscal 1995 from $39.2 million in fiscal 1994. The increase resulted from higher demand across all product lines, with significant growth coming from international sales through the Company's OEM agreement with Philips. Revenues from Philips were $9.8 million in fiscal 1995, compared with $4.1 million in fiscal 1994. Export sales accounted for 21% of the Company's revenues in fiscal 1995, compared with 11% in fiscal 1994.


                                       18
PAGE

         The gross profit margin declined to 49% in fiscal 1995 from 50% in fiscal 1994, due to an adjustment to expense of $0.3 million for inventory revalued at the time of Bennett's acquisition.

         Selling, general and administrative expenses as a percentage of revenues decreased to 22% in fiscal 1995 from 25% in fiscal 1994, due primarily to increased revenues. Research and development expenses increased to $8.6 million in fiscal 1995 from $7.3 million in fiscal 1994, reflecting the Company's continued efforts to develop and commercialize the full-breast digital mammography system, as well as enhancements of existing systems.

         The effective tax rate was 45% in fiscal 1995, compared with 55% in fiscal 1994. The effective tax rates exceed the statutory federal income tax rate due primarily to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies. The decrease in the effective tax rate in 1995 resulted from the lower relative impact of nondeductible amortization of cost in excess of net assets of acquired companies and state income taxes.

    Liquidity and Capital Resources

         Consolidated working capital was $59.8 million at September 28, 1996, compared with $13.2 million at September 30, 1995. Included in working capital are cash and cash equivalents of $34.0 million at September 28, 1996 and $0.2 million at September 30, 1995. Net cash provided by operating activities was $6.0 million in fiscal 1996. In fiscal 1996, the Company funded an increase in accounts receivable of $7.7 million due primarily to September 1996 shipments of the Company's new M-IV mammography system.

         The Company expended $3.1 million on purchases of property, plant and equipment during fiscal 1996. The Company expects to expend approximately $6.0 million for purchases of property, plant and equipment during fiscal 1997.

         In connection with the October 1995 acquisition of Bennett, the Company issued to ThermoTrex a $42.0 million principal amount 4.2% subordinated convertible note. During fiscal 1996, ThermoTrex converted $34.0 million principal amount into 2,883,798 shares of the Company's common stock.

         In May 1996, the Company acquired substantially all of the assets and liabilities of XRE for approximately $18.5 million in cash, net of cash acquired and including the repayment of debt. In September 1996, the Company acquired substantially all of the assets and liabilities of Continental for approximately $18.4 million in cash, net of cash acquired and including the repayment of debt.

         In November 1995, January 1996 and December 1996, the Company completed private placements of 1,862,000, 100,000 and 300,000 shares of its common stock for net proceeds of $17.6 million, $1.1 million and $4,215,000, respectively. In July 1996, the Company sold 2,875,000 shares of its common stock in an initial public offering, and 871,832 shares of


                                       19
PAGE
    its common stock in a concurrent rights offering, for net proceeds of $49.1 million.

         Although the Company expects to have positive cash flow from its existing operations, the Company may require significant amounts of cash for any acquisition of a business or technology. The Company expects that it will finance any such acquisitions through a combination of internal funds, additional debt or equity financing, and/or short-term borrowings from ThermoTrex or Thermo Electron, although it has no agreement with these companies to ensure that funds will be available on acceptable terms or at all. The Company believes its existing resources are sufficient to meet the capital requirements of its existing operations for the foreseeable future.


                                    BUSINESS
                                    --------

         The Company designs, manufactures, and markets mammography equipment and minimally invasive stereotactic breast-biopsy systems used for the detection of breast cancer, as well as general radiography (X-ray) equipment. In addition, the Company manufactures specialized X-ray equipment, including imaging systems used in the diagnosis and treatment of coronary artery disease and other vascular conditions, and radiographic fluoroscopy (R/F) systems used to diagnose gastrointestinal
    (GI) disorders and other conditions.

         The Company, incorporated in September 1995 as a wholly owned subsidiary of ThermoTrex Corporation (ThermoTrex), consists of four operating units: Lorad, Bennett X-Ray Corporation (Bennett), XRE Corporation (XRE), and Continental X-Ray Corporation (Continental). In October 1995, the Company acquired all of the outstanding shares of capital stock of Bennett from ThermoTrex in exchange for a $42.0 million principal amount 4.2% subordinated convertible note (of which $8.0 million remains outstanding). Also in October 1995, ThermoTrex contributed all of the assets and liabilities relating to its Lorad division and the development of its Sonic CT(TM) (Computed Tomography) system to the Company in exchange for 20,000,000 shares of the Company's common stock. In May 1996, the Company acquired substantially all of the assets and liabilities of XRE for approximately $18.5 million in cash, net of cash acquired and including the repayment of debt. In September 1996, the Company acquired substantially all of the assets and liabilities of Continental for approximately $18.4 million in cash, net of cash acquired and including the repayment of debt.

         Each unit specializes in manufacturing a particular type of imaging equipment for different market segments. Through its Lorad division, the Company manufactures and markets mammography and minimally invasive stereotactic breast-biopsy systems, which provide a cost-effective, less-invasive alternative to open surgery for the biopsy of suspicious breast lesions. Bennett's primary product line consists of general-purpose X-ray equipment, but Bennett also manufactures mammography systems, a stereotactic breast-biopsy system, and X-ray units used by chiropractors and veterinarians. XRE manufactures and markets X-ray imaging systems used by interventional cardiologists in the diagnosis and treatment of blockages in coronary arteries and other

                                       20
PAGE
    vessels. XRE also manufactures electrophysiology products that aid doctors in diagnosing and treating cardiac arrhythmia. Continental manufactures and markets a broad line of general-purpose and specialty X-ray systems, including R/F systems used to diagnose GI disorders. In addition, Continental manufactures electrophysiology products and mammography systems.

         The Company also manufactures the specialized hair-removal lasers purchased by its sister company, ThermoLase, another majority-owned subsidiary of ThermoTrex, and nondestructive testing systems, which are used by the military to test aircraft for stress fractures and other defects.

         The Company is currently developing a full-breast digital mammography system that is intended to be capable of higher image quality. The system is designed to enhance the X-ray image through software and to allow near-real-time analysis. The Company expects that it will be possible to electronically transmit these images to allow off-site analysis by another radiologist. The Company believes this technology may also provide better images of dense breast tissue, which is often found in younger women. The Company is currently collecting clinical data to be submitted with the Company's 510(k) application to the U.S. Food and Drug Administration (FDA), which must grant market clearance before this system can be sold commercially. The Company has designed its new, high-end conventional mammography systems so that radiologists can upgrade to digital technology when it becomes available. The Company believes that the digital imaging technology being developed for this system may be adaptable to its general and specialized radiography systems, and the Company will seek to develop applications in these markets. The Company is also working on a more advanced version of its digital technology, which incorporates a flat-panel, direct-digital detector and could provide still more information for earlier diagnoses.

    Breast Cancer Detection

         Mammography Systems. Most experts agree that mammography, the X-ray
         --------------------
    imaging of breast tissue, is the best method for detecting breast cancer. The Company designs, manufactures, and markets mammography systems that are generally differentiated on the basis of price and performance. The Company's high-end models are the recently introduced Lorad M-IV and the Bennett Contour. Many of the Lorad M-IV's features were developed in response to user demands, including the ability to be upgraded. The Bennett Contour offers a patented tilt C-arm that permits the system to tilt toward or away from the patient to aid in imaging breast tissue. The Company's lower-priced models are the Lorad M-III and the Bennett MF-150, which do not offer all of the features of the high-end models and are marketed to more cost-conscious customers. In addition, the Company offers the Lorad T-350 and the Bennett MD-5 mobile mammography systems.

         Successful imaging of dense breast tissue requires high-contrast images. The Company recently introduced a new proprietary High-Transmission Cellular (HTC)(TM) grid that, compared with existing grids, reduces X-ray scattering while blocking fewer primary X-rays, resulting in higher-contrast images with lower radiation doses. The HTC grid is


                                       21
PAGE
    currently available on the Lorad M-IV and will be available on the Bennett Contour.

         The Company currently has prototype full-breast digital mammography systems in operation at Good Samaritan Hospital in New York and at the University of Virginia Medical Center. The Company expects to submit data collected using this prototype to the FDA for clearance, which is required before the Company can commercially market its full-breast digital imaging system.

         The Company is currently developing a next-generation full-breast digital mammography system, which would replace the film with a solid-state detector capable of directly recording the X-ray image in an electronic format. The system is designed to substantially increase image contrast without a significant decrease in image resolution.

         The Company believes that demand in the market for mammography systems is driven primarily by technological innovation that results in better image quality. Although growth of the installed base has slowed, demand for new systems continues as older models are replaced with those offering technological innovations. In addition, the Company believes that the market outside the United States will grow as more countries adopt mammography quality standards similar to those recently adopted in the United States.

         Minimally Invasive Stereotactic Breast-biopsy Systems. Mammography
         ------------------------------------------------------
    is only one of the first steps in the diagnosis of breast cancer. If a mammogram reveals a suspicious lesion that cannot be identified as benign or malignant, the next step typically is to perform a biopsy to remove cells from the suspicious lesion to determine whether or not they are cancerous.

         Traditionally, biopsies have been performed in open surgery under general anesthetic. Surgical biopsies can be painful procedures, and surgeons generally remove a large area of breast tissue, about the size of a golf ball, to ensure the collection of tissue from the suspicious lesion. These surgeries can leave visible scarring on the breast and scar tissue in the breast that can make detecting cancers in future mammograms more difficult.

         The Company offers a variety of minimally invasive stereotactic breast-biopsy systems that provide an alternative to surgical biopsy. These stereotactic breast-biopsy systems were introduced to address the disadvantages of open surgical biopsy and can be performed on an outpatient basis under local anesthetic. These procedures generally remove only a small tissue sample, resulting in minimal scarring both on and in the breast.

         The Company offers a dedicated prone table, the StereoGuide(R), for customers that perform a significant number of biopsy procedures. With the dedicated prone table, the patient lies down with her breast suspended through an aperture in the table. X-ray imaging equipment and a needle-gun attachment (not manufactured by the Company) are mounted below the table. Patients on the prone table are more comfortable, increasing the likelihood they will remain still during the procedure, and cannot

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    see the needle being inserted in the breast, reducing the chance of fainting. Recent studies indicate that stereotactic needle biopsy is equally effective compared with surgical biopsy in determining whether a suspicious lesion is malignant. The typical cost of a stereotactic needle biopsy procedure is approximately one third of the price for an open surgical biopsy. The Company's StereoGuide system is the subject of a lawsuit alleging infringement of a Fischer Imaging Corporation (Fischer) patent. See "Business - Legal Proceedings."

         The Company also offers upright, add-on systems, the StereoLoc II and the Cytoguide, that can be attached to most of its mammography systems. Add-on systems principally consist of a needle-gun attachment that fits onto the mammography system in place of the breast-compression paddle. The stereotactic images required to plot the location of the lesion are taken by the mammography system. These systems enhance the functionality of a mammography system and are beneficial to customers who have only periodic demand for stereotactic needle-biopsy procedures.

         The Company offers a digital spot imaging option with all of its stereotactic breast-biopsy systems. Although not capable of imaging the entire breast, digital spot imagers are capable of capturing an area large enough to cover a suspicious lesion. The Company's digital spot imaging systems can record and display an X-ray image in approximately 10 seconds. Since the image is recorded in electronic format, a computer can quickly plot the location of the lesion and aim the needle gun once the lesion has been located with a cursor on the computer screen. A stereotactic breast-biopsy procedure using digital spot imaging can be performed in as short a time as 10 minutes, compared with a typical time of 45 minutes using a film-based system.

         The Company believes that the stereotactic breast-biopsy system market will grow as the procedure becomes more widely accepted by the medical community and as pressures to contain healthcare costs increase.

    General Radiography

         The Company addresses the general radiography (X-ray) market through its Bennett and Continental subsidiaries. Bennett designs, manufactures, and markets office-based X-ray systems, which are basic systems generally used in medical outpatient facilities, such as doctors' offices and surgi-care centers. Bennett has focused on this segment of the market by providing low-cost, reliable systems. Bennett and Continental also design, manufacture, and market the more sophisticated and expensive radiographic systems typically used in hospitals and clinics. In addition, Bennett manufactures and markets imaging systems designed specifically for chiropractors and veterinarians.

         The U.S. market for general X-ray systems is stable, and consists primarily of replacement sales as customers upgrade older equipment. The Company believes that the international market is substantially larger than the U.S. market and that the installed base of systems is still growing, particularly in developing countries. The Company has recently expanded its international sales efforts.

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         The Company's radiographic systems typically include a generator, a tube stand, and a table or bucky structure to hold the film. For each of these components the Company offers a variety of options and features that can be configured to create systems with different price and performance characteristics. A high-end, hospital-based system may consist of a 60-kilowatt, high-frequency generator; a ceiling-mounted overhead tube crane; a four-way floating, elevating table; and an upright bucky stand. An office-based system may consist of a 25-kilowatt, high-frequency generator; a floor-mounted, free-standing tube stand; and an upright bucky stand. The Company's general radiography product line features high-frequency generators with anatomical programming and other operator-selected features.

         The Company offers two linear tomography systems: the Bennett BT-300 and the Continental Precision Movement Tomography (PMT) radiographic/tomographic system. In a linear tomography procedure, the X-ray tube sweeps over the patient in one direction with the film tray sweeping under the patient in the opposite direction. The resulting image provides an unobstructed view at a desired plane within the patient's body, of the kidneys, for example. The Continental PMT system uses a patented robotic positioning system to rapidly position the equipment and the patient for either tomographic or general radiography procedures. The Company believes that for a number of applications its tomography systems may be a cost-effective alternative to computed tomography scanners.

         The Company believes digital imaging will have significant application in the general and specialized radiographic markets and that the technology it develops for its full-breast digital imaging system may be adaptable to these applications. In general X-ray applications, the Company believes digital imaging will produce better quality images and reduce operating costs by eliminating the need for film, processing equipment, and chemicals. In addition, digital imaging will permit the electronic storage of images on magnetic or optical media, as well as the transmission of images to multiple locations. Furthermore, the Company believes digital imaging could make the image intensifiers, which are large and expensive components in certain imaging systems, obsolete.

    Cardiac Catheterization, Angiography, and Electrophysiology

         In May 1996, the Company acquired XRE, a designer, manufacturer, and marketer of complete cardiac catheterization laboratories (also called cath labs) and positioners for cardiovascular imaging systems. XRE's imaging equipment is used in cath labs where angiography (examination of the blood vessels using X-rays following the injection of a radio-opaque contrast medium) is performed by an interventional cardiologist. XRE systems consist of a mechanical positioner, which is used to position an X-ray source and an image intensifier around a patient who lies prone on an angiographic table. The entire system is designed to provide real-time images of the heart and coronary arteries for physicians performing interventional procedures, such as a diagnostic angiogram or balloon angioplasty.

         Coronary artery disease is the leading cause of death in the United States and represents an increasing health risk throughout the world. One of the most common forms of cardiovascular disease is atherosclerosis,

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    which can lead to atheroma, or a narrowing of the arteries. In addition to the coronary arteries, atherosclerosis can effect blood vessels in the brain, legs, and arteries throughout the body.

         Traditionally, angiography has been the tool of choice for diagnosing atherosclerosis and certain other cardiovascular diseases because it provides the clearest and most accurate depiction of the coronary arteries. Cardiac angiography is performed in a cardiac catheterization laboratory and involves X-ray imaging of the heart and large blood vessels following the injection of a radio-opaque solution into the patient.

         Historically, the primary form of treatment for coronary artery disease has been open-heart bypass surgery. However, in recent years significant advances have been made in the treatment of atherosclerosis and other coronary artery diseases without extensive surgery. A common alternative treatment is balloon angioplasty, a procedure in which a segment of a narrowed coronary artery is stretched by the inflation of a balloon introduced into the affected artery. A more recent development involves the permanent implantation of a device called a stent into the blood vessel in order to keep the restricted vessel open once it has been expanded by balloon angioplasty.

         Angioplasty and stent placement are less invasive than surgery and generally do not require lengthy hospitalization (typically no more than two days). The Company believes vascular and cardiovascular surgeons will increasingly use balloon angioplasty and these other less-invasive techniques to treat vascular diseases. These procedures are performed under the guidance of X-ray imaging such as that provided by the Company's equipment.

         XRE's products include the Unicath C cardiovascular imaging system and the Unicath LP biplane cardiovascular imaging system. XRE recently introduced the Unicath SP, its newest single-plane cardiovascular imaging system, with enhanced features such as a larger X-ray tube and advanced image intensifier with Full-Frame(TM) Zoom to further enhance the imaging of interventional devices such as stents.

         To complement its Unicath SP labs, XRE has developed a line of digital image processing systems, workstations, and archive alternatives. Each of these products uses an "open architecture" to facilitate connectivity with industry-standard networks and storage devices. XRE's new DVFX digital video filter system acquires, enhances, and displays high-resolution images at 30 frames per second to clearly image and freeze the motion of the heart. The Unicath SP also has XRE's exclusive Full-Frame Zoom feature, which further improves visualization of interventional devices by enlarging the presentation on TV image monitors.

         Many of XRE's X-ray positioners are based on its parallelogram design. This design permits multi-angular views of the heart and coronary arteries while the patient remains stationary on the table.

          Both XRE and Continental design, manufacture, and sell electrophysiology systems that are used in the diagnosis and treatment of

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





    cardiac arrhythmia, which is characterized by the sudden, erratic beating of the heart and can result in cardiac arrest. Both the Continental EP 2000 system and XRE's Unicath EP consist of a C-arm positioner, an elevating/tilting table, and a high-frequency X-ray generator. XRE's Unicath EP includes a parallelogram positioner, a similar elevating/tilting table, and a constant-potential generator. In addition, XRE offers a biplane version of Unicath EP, which provides X-ray views from two different angles simultaneously, thereby shortening lengthy electrophysiology procedures by at least half. Both XRE systems feature variable-rate pulsed fluoroscopy with high-performance digital imaging.

    Radiographic Fluoroscopy Systems

         Through its Continental subsidiary, acquired in September 1996, the Company designs, manufactures, and markets radiographic fluoroscopy products. An R/F system is able to record dynamic events by capturing a series of images in a short period of time. For example, R/F systems are used for various gastrointestinal procedures to image in real-time the progress of a radio-opaque ingested solution (typically barium) through the digestive tract.

         Continental produces R/F systems using advanced high-frequency generators that provide pulsed power, resulting in substantially reduced radiation exposure to the patient. Continental's R/F products include the new DigiSpot 2000, a high-speed digital imaging system that records the image in an electronic format, permitting the electronic storage of images on magnetic or optical media, and the transmission of images to multiple locations with image quality comparable with film-based systems.

    Other Products

         The Company uses its technological and manufacturing expertise to produce a number of other products.

         The Company's LPX-160 portable imaging system is based on the Company's medical imaging technology. This system is designed to produce high-resolution images of metals, composites, and plastics. Customers for this system have included the United States Air Force, several commercial airlines, and Canadian and American utilities.

         The Company manufactures an X-ray source that is used as a component to a fill-measuring device sold by Thermedics Inc., a publicly traded, majority-owned subsidiary of Thermo Electron. During fiscal 1996 sales of such devices under this arrangement totaled $361,000.

         The Company also manufactures the lasers used in ThermoLase's hair-removal process. ThermoLase is a publicly traded, majority-owned subsidiary of ThermoTrex. During fiscal 1996, sales of these lasers totaled $8,549,000. The Company has committed to deliver additional lasers to ThermoLase under this arrangement for approximately $6.4 million. The Company anticipates that these lasers will be delivered in fiscal 1997.

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





    Sales and Distribution

         The Company sells its products through a worldwide network of more than 100 independent dealers and, to a lesser extent, on a direct basis. Each of the Company's operating units employs regional sales managers who oversee the performance of the independent dealers on a domestic and international basis and, in certain instances, support direct sales efforts. The Company and its independent dealers maintain a staff of factory-trained service technicians to support its systems on a worldwide basis.

    OEM Agreements

         In addition to manufacturing and marketing its own systems, the Company manufactures systems and system components as an OEM for other medical equipment companies such as U.S. Surgical, GE, Philips, and Picker International. See "Business - Dependency on a Single Customer."

    Research and Development

         The Company maintains active programs for the development of new mammography and X-ray imaging systems. The Company's current development efforts are focused on the development of a full-breast digital mammography system, X-ray sensors for direct-detection digital imaging technology, and the enhancement of existing mammography products. The Company believes that the digital imaging technology developed for this system also will be readily adaptable to general radiographic and diagnostic cardiac imaging systems.

         One of the Company's long-term research and development programs is the development of a Sonic CT system that uses acoustic waves to form high-resolution images of breast tissue. The Company has deferred spending additional resources on Sonic CT at the present time, so that it may concentrate its resources more directly on its digital imaging research and development.

         The Company is developing products based on digital imaging technology developed by scientists at ThermoTrex. ThermoTrex has granted the Company a fully paid, exclusive, worldwide, perpetual license to use such technology in the fields of mammography and general radiography. Under the terms of the license agreement with ThermoTrex, if the Company elects to fund approximately $6 million of the research and development in the fields of radiographic fluoroscopy, mobile C-arm fluoroscopy, and cardiography/angiography over a three-year period, the Company's license will be extended to cover such fields. As of September 28, 1996, the Company had cumulatively funded $1.8 million under the agreement. See "Relationship and Potential Conflicts of Interest with Thermo Electron and ThermoTrex."

         Research and development expenses of the Company were $18.9 million, $8.6 million, and $10.7 million for fiscal 1996, the nine months ended September 30, 1995, and 1994, respectively.

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





    Competition

         The healthcare industry in general, and the market for imaging products in particular, is highly competitive. The Company competes with a number of companies, many of which have substantially greater financial, marketing, and other resources than the Company. The Company's competitors include large companies such as GE, Philips, Siemens, Toshiba, Shimadzu, and Picker International, which compete in most diagnostic imaging modalities, including X-ray imaging. In addition, a significant portion of the Company's sales are to U.S. Surgical, GE and Philips through OEM arrangements. The products sold through such OEM arrangements compete with those offered by the Company and its independent dealers. The Company's StereoLoc II, Cytoguide, and StereoGuide stereotactic breast-biopsy systems compete with products offered by GE, Fischer Imaging Corporation, and Philips, and with conventional surgical biopsy procedures. The Company competes in these markets primarily on the basis of product features, product performance, and reputation as well as price and service. The Company believes that competition is likely to increase as a result of healthcare cost-containment pressures and the development of alternative diagnostic and interventional technologies. See "Risk Factors - Intense Competition" and "- Technological Change and New Products."

    Patents and Proprietary Technology

         The Company's policy is to protect its intellectual property rights and to apply for patent protection when appropriate. The Company currently holds numerous issued United States patents expiring at various dates ranging from 2003 to 2014. The Company also has more than 10 applications pending for additional United States patents and a number of foreign counterparts for its patents in various foreign countries. In addition, the Company has registered for other trademarks. Patent protection provides the Company with competitive advantages with respect to certain systems. The Company believes, however, that technical know-how and trade secrets are more important to its business than patent protection.

         Competitors of the Company and other third parties hold issued patents and pending patent applications relating to imaging and other related technologies, and it is uncertain whether these patents and patent applications will require the Company to alter its products or processes, pay licensing fees, or cease certain activities. See "Risks Factors - Risks Associated With Pending and Threatened Patent Litigation" and "Business - Legal Proceedings."

    Government Regulation

         The Company's products and its research, development, and manufacturing activities are subject to regulation by numerous governmental authorities in the United States and other countries. In the United States, medical devices are subject to rigorous FDA review. The federal Food, Drug and Cosmetic Act, the Public Health Services Act, and other federal statutes and regulations govern or influence the testing, manufacture, safety, labeling, storage, record keeping, reporting, approval, advertising, and promotion of products such as those offered by

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





    the Company. Noncompliance with applicable requirements can result in fines, recalls, or seizures of products, total or partial suspension of production, and criminal prosecution.

         The Company is also subject to periodic inspections by the FDA, whose primary purpose is to audit the Company's compliance with Good Manufacturing Practices (GMP). Enforcement of GMP regulations has increased significantly in the last several years, and the FDA has publicly stated that compliance will be more strictly scrutinized. In the event that the Company or any of its facilities was determined to be in noncompliance, and to the extent that the Company or such facility was unable to convince the FDA of the adequacy of its compliance, the FDA has the power to assert penalties or remedies, including a recall or temporary suspension of product shipments until compliance is achieved. Such penalties or remedies could have a material adverse effect on the Company's business and results of operations.

         The Company is also regulated by the FDA under the Radiation Control for Health and Safety Act of 1968 (Public Law 90-602), which specifically addresses radiation-emitting products. Under this law, the Company is responsible for submitting initial reports on all new X-ray systems that require certification to FDA performance standards. The Company must also submit a quality assurance and test program for FDA review to ensure continued compliance with X-ray performance standards.

         Historically, the Company has been subject to recalls of certain of its products from time to time under Public Law 90-602. Under this law, any product that is not in compliance with the relevant performance standard must be repaired, refurbished, or returned at the manufacturer's expense.

         The Company believes that compliance with federal, state, and local environmental regulations will not have a material adverse effect on its capital expenditures, earnings, or competitive position. See "Risk Factors - Government Regulation; No Assurance of Regulatory Approval" and "- Healthcare Reform; Uncertainty of Patient Reimbursement."

    Backlog

         The backlog of firm orders was $71.7 million as of September 28, 1996, compared with $45.4 million as of September 30, 1995. The Company anticipates that substantially all of the backlog at September 28, 1996, will be shipped during fiscal 1997.

    Raw Materials

         Raw materials, components, and supplies purchased by the Company are either available from a number of different suppliers or from alternative sources that could be developed without a material adverse effect on the Company. To date, the Company has experienced no difficulties in obtaining these materials.

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    Seasonal Influences

         There are no significant seasonal influences on the Company's sales of products and services.

    Working Capital Requirements

         There are no special inventory requirements or credit terms extended to customers that would have a material adverse effect on the Company's working capital.

    Dependency on a Single Customer

         Revenues from OEM sales of a modified design of the Company's stereotactic prone breast-biopsy system to U.S. Surgical accounted for 11% of the Company's total revenues in fiscal 1996.

    Facilities

         The Company owns two office and manufacturing facilities: a 63,500 square-foot facility in Danbury, Connecticut, and a 163,000 square-foot facility in Broadview, Illinois. The Company leases a 120,000 square-foot office and manufacturing facility in Copiague, New York, under a lease expiring in 2005, a 156,000 square-foot office and manufacturing facility in Littleton, Massachusetts, under a lease expiring in 2012, and a 60,000 square foot office and manufacturing facility in Danbury, Connecticut, under a lease expiring in 2006.

         The Company believes that its facilities are in good condition and are suitable and adequate to meet current needs.

    Personnel

         As of September 28, 1996, the Company employed 992 persons.

    Legal Proceedings

         In April 1992, Fischer Imaging Corporation (Fischer) commenced a lawsuit in the United States District Court, District of Colorado, against the Company's Lorad division, alleging that Lorad's prone breast-biopsy system infringes a Fischer patent on a precision mammographic needle-biopsy system. As of September 28, 1996, the Company had recognized aggregate revenues of approximately $63.1 million from the sale of such systems, of which $34.4 million represents sales prior to October 1, 1995. The suit requests a permanent injunction, treble damages, and attorneys' fees and expenses. If the Company is unsuccessful in defending this lawsuit, it may be enjoined from manufacturing and selling its StereoGuide system without a license from Fischer. No assurance can be given that the Company will be able to obtain such a license, if required, on commercially reasonable terms, if at all. In addition, the Company may be subject to damages for past infringement. No assurance can be given as to the amount that the Company may eventually be required to pay in expenses or in such damages. See "Risk Factors - Risks Associated With Pending and Threatened Patent Litigation."

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         In connection with the organization of the Company, ThermoTrex agreed to indemnify the Company for any and all cash damages in connection with the Fischer lawsuit with respect to sales of the Company's products occurring prior to October 1995, when Lorad was transferred to the Company. Notwithstanding this indemnification, the Company would be required to report as an expense in its results of operations the full amount, including any reimbursable amount, of any damages in excess of the amount accrued (approximately $2 million as of September 28, 1996), with any indemnification payment it receives from ThermoTrex being treated as a contribution to shareholders' investment.


                RELATIONSHIP AND POTENTIAL CONFLICTS OF INTEREST
                       WITH THERMO ELECTRON AND THERMOTREX

         The Company was incorporated in September 1995 as a wholly-owned subsidiary of ThermoTrex. ThermoTrex acquired all of the outstanding capital stock of Bennett in September 1995 for approximately $42,000,000 in cash, net of cash acquired. On October 2, 1995, the Company acquired all of the outstanding shares of capital stock of Bennett from ThermoTrex in exchange for the $42,000,000 principal amount Convertible Note. Subsequently, on October 16, 1995, ThermoTrex contributed all of the assets and liabilities relating to its Lorad division and the development of its Sonic CT system to the Company in exchange for 20,000,000 shares of Common Stock of the Company.

         Thermo Electron has adopted a strategy of selling a minority interest in subsidiary companies to outside investors as an important tool in its future development. As part of this strategy, Thermo Electron and certain of its subsidiaries have created publicly and/or privately held majority-owned subsidiaries. The Company and the other Thermo Electron subsidiaries are referred to herein as the "Thermo
    Subsidiaries."

         In October 1995, ThermoTrex granted to the Company an exclusive, paid-up, royalty-free license for the use of certain technology relating to digital imaging detectors in the fields of mammography and general radiography. Under the license agreement, if the Company funds approximately $6 million of ThermoTrex's research and development of the digital imaging technology in the fields of radiographic/fluoroscopy, mobile C-arm fluoroscopy and cardiology/angiography over the next three years, then ThermoTrex will be obligated to grant the Company a fully-paid, exclusive, worldwide, perpetual license to use and sell the digital imaging technology in these fields. The license agreement provides that ThermoTrex will manufacture products based on the digital imaging technology for the Company in the applicable fields. ThermoTrex will sell the products to the Company at ThermoTrex's cost until the Company has received an amount of Net Profit (as defined below) from the resale of such products equal to amounts paid by the Company for research and development as set forth above less any additional research and development costs incurred by ThermoTrex with the prior written approval of the Company, and thereafter at ThermoTrex's cost plus one-half of Net Profit. For purposes of the preceding sentence, "Net Profit" means the difference between the prices the Company receives upon resale of such products and the aggregate costs of the Company and ThermoTrex relating

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





    to such sales. As of September 28, 1996, the Company had paid approximately $1,800,000 to ThermoTrex under this arrangement.

         The Company has an arrangement with the Tecomet division of Thermo Electron for the manufacture of the Company's proprietary HTC grid. Under this arrangement Tecomet manufactures the grid for the Company pursuant to written purchase orders. The Company owns the intellectual property rights to the grid. During fiscal 1996, the Company purchased grids for an aggregate purchase price of $397,000 under this arrangement. In addition, the Company recorded expense of $250,000 during fiscal 1996 related to research and development funding provided to Tecomet in connection with this project.

         Under an arrangement with ThermoLase, the Company manufactures the laser used in ThermoLase's hair-removal process. The Company manufactures these lasers for ThermoLase pursuant to written purchase orders. During fiscal 1996, the Company had sales of $8,549,000 under this arrangement. The Company has committed to deliver additional lasers to ThermoLase under this arrangement for approximately $6,400,000.

         Under an arrangement with Thermedics Detection Inc., a subsidiary of Thermedics Inc., a publicly-traded, majority-owned subsidiary of Thermo Electron, the Company manufactures an X- ray source that is used as a component to a fill-measuring device produced by Thermedics Detection. The Company manufactures these X-ray sources for Thermedics Detection pursuant to written purchase orders. During fiscal 1996, Thermedics Detection paid the Company $361,000 under this arrangement.

         On October 2, 1995, in exchange for all of the outstanding shares of capital stock of Bennett, the Company issued the $42,000,000 principal amount Convertible Note to ThermoTrex. The Convertible Note has an interest rate of 4.2% per annum and is convertible into shares of the Company's Common Stock at a conversion price of $11.79 per share. In March 1996, ThermoTrex converted $3,000,000 principal amount of the
    Convertible Note into 254,452 shares of Common Stock.   In July 1996,
    ThermoTrex converted an additional $31,000,000 principal amount of the Convertible Note into 2,629,346 shares of Common Stock.

         ThermoTrex, in addition to providing the Company's medical imaging products, supplies laser-based hair-removal services and personal-care products through its ThermoLase subsidiary and conducts advanced technology research. For the fiscal year ended September 28, 1996, ThermoTrex had consolidated revenues of $182,029,000 and consolidated net income of $42,575,000.

         Thermo Electron and its subsidiaries develop, manufacture and market environmental monitoring and analysis instruments, biomedical products including heart-assist systems and respiratory care products, papermaking and paper-recycling equipment, alternative-energy systems, industrial process equipment and other specialized products. Thermo Electron and its subsidiaries also provide environmental and metallurgical services and conduct advanced technology research and development. For its fiscal year ended December 30, 1995, Thermo Electron had consolidated revenues of $2,207,417,000 and consolidated net income of $140,080,000. See "Risk

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    Factors-Potential Conflicts of Interest" and "-Significant Additional
    Shares Eligible for Future Sale."

    The Thermo Electron Corporate Charter

         Thermo Electron and the Thermo Subsidiaries, including the Company, recognize that the benefits and support that derive from their affiliation are essential elements of their individual performance. Accordingly, Thermo Electron and each of the Thermo Subsidiaries, including the Company, have adopted the Thermo Electron Corporate Charter (the "Charter") to define the relationships and delineate the nature of such cooperation among themselves. The purpose of the Charter is to ensure that (1) all of the companies and their shareholders are treated consistently and fairly, (2) the scope and nature of the cooperation among the companies, and each company's responsibilities, are adequately defined, (3) each company has access to the combined resources and financial, managerial and technological strengths of the others, and (4) Thermo Electron and the Thermo Subsidiaries, in the aggregate, are able to obtain the most favorable terms from outside parties.

         To achieve these ends, the Charter identifies the general principles to be followed by the companies, addresses the role and responsibilities of the management of each company, provides for the sharing of group resources by the companies and provides for centralized administrative, banking and credit services to be performed by Thermo Electron. The services provided by Thermo Electron include collecting and managing cash generated by members, coordinating the access of Thermo Electron and the Thermo Subsidiaries (the "Thermo Group") to external financing sources, ensuring compliance with external financial covenants and internal financial policies, assisting in the formulation of long-range planning and providing other banking and credit services. Pursuant to the Charter, Thermo Electron may also provide guarantees of debt obligations of the Thermo Subsidiaries or may obtain external financing at the parent level for the benefit of the Thermo Subsidiaries. In certain instances, the Thermo Subsidiaries may provide credit support to, or on behalf of, the consolidated entity or may obtain financing directly from external financing sources. Under the Charter, Thermo Electron is responsible for ensuring that the Thermo Group remains in compliance with all covenants imposed by external financing sources, including covenants related to borrowings of Thermo Electron or other members of the Thermo Group, and for apportioning such constraints within the Thermo Group. In addition, Thermo Electron establishes certain internal policies and procedures applicable to members of the Thermo Group. The cost of the services provided by Thermo Electron to the Thermo Subsidiaries is covered under existing corporate services agreements between Thermo Electron and each of the Thermo Subsidiaries.

         The Charter presently provides that it shall continue in effect so long as Thermo Electron and at least one Thermo Subsidiary participate. The Charter may be amended at any time by agreement of the participants. Any Thermo Subsidiary, including the Company, may withdraw from participation in the Charter upon 30 days' prior notice. In addition, Thermo Electron may terminate a subsidiary's participation in the Charter in the event the subsidiary ceases to be controlled by Thermo Electron or ceases to comply with the Charter or the policies and procedures

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





    applicable to the Thermo Group. A withdrawal from the Charter automatically terminates the corporate services agreement in effect between the withdrawing company and Thermo Electron. The withdrawal from participation does not terminate outstanding commitments to third parties made by the withdrawing company, or by Thermo Electron or other members of the Thermo Group, prior to the withdrawal. However, a withdrawing company is required to continue to comply with all policies and procedures applicable to the Thermo Group and to provide certain administrative functions mandated by Thermo Electron so long as the withdrawing company is controlled by or affiliated with Thermo Electron.

    Corporate Services Agreement

         As provided in the Charter, Thermo Electron and the Company have entered into a Corporate Services Agreement (the "Services Agreement") under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management and certain financial and other services to the Company. In 1994 and 1995, Thermo Electron assessed the Company an annual fee for these services equal to 1.25% and 1.20%, respectively, of the Company's total revenues. Effective January 1, 1996, the fee was reduced to 1.0% of the Company's total revenues. The fee may be changed by mutual agreement of the Company and Thermo Electron. During the fiscal year ended September 28, 1996, Thermo Electron assessed the Company $1,567,000 in fees under the Services Agreement. The Company believes that the charges under the Services Agreement are representative of the expenses the Company would have incurred on a stand-alone basis and that the terms of the Services Agreement are reasonable. For additional items such as employee benefit plans, insurance coverage and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company. The Services Agreement automatically renews for successive one-year terms, unless canceled by the Company upon 30 days' prior notice. In addition, the Services Agreement terminates automatically in the event the Company ceases to be a member of the Thermo Group or ceases to be a participant in the Charter. In the event of a termination of the Services Agreement, the Company will be required to pay a termination fee equal to the fee that was paid by the Company for services under the Services Agreement for the nine-month period prior to termination. Following termination, Thermo Electron may provide certain administrative services on an as-requested basis by the Company or as required in order to meet the Company's obligations under Thermo Electron's policies and procedures. Thermo Electron will charge the Company a fee equal to the market rate for comparable services if such services are provided to the Company following termination.

    Master Guarantee Reimbursement Agreements

         The Company has entered into a Master Guarantee Reimbursement Agreement with Thermo Electron which provides that the Company will reimburse Thermo Electron for any costs it incurs in the event it is required to pay third parties pursuant to any guarantees it issues on the Company's behalf. ThermoTrex has entered into a similar agreement with Thermo Electron with regard to the Company's obligations which are

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





    guaranteed by Thermo Electron. The Company has also entered into a Master Guarantee Reimbursement Agreement with ThermoTrex which provides that the Company will reimburse ThermoTrex for any costs it incurs in the event that ThermoTrex is required to pay Thermo Electron or any other party pursuant to any guarantees it issues on the Company's behalf.

    Miscellaneous

         Currently, ThermoTrex beneficially owns 79% of the outstanding shares of Common Stock (excluding shares of Common Stock issuable upon the conversion of the Convertible Note). ThermoTrex may convert additional principal amounts of the Convertible Note or purchase additional shares of Common Stock from time to time in the open market or directly from the Company. See "Risk Factors-Control by ThermoTrex."

         As of September 28, 1996, $32,696,000 of the Company's cash equivalents were invested pursuant to a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, United States government agency securities, money market funds, commercial paper and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.

                                   MANAGEMENT

         The directors and executive officers of the Company and their ages as of September 28, 1996 are as follows:

                  Name          Age               Position
                  ----          ---               --------
                                                  Position
                                                  --------

         Gary S. Weinstein       38 Chairman of the Board and Director
         Anthony J.              56 Vice Chairman of the Board and
         Pellegrino                 Director
         Hal Kirshner            55 Chief Executive Officer, President
                                    and Director

         John N. Hatsopoulos     62 Vice President, Chief Financial
                                    Officer and Director
         Paul F. Kelleher        54 Chief Accounting Officer
         Elias P. Gyftopoulos    68 Director
         (2)

         Robert C. Howard        65 Director
         Earl R. Lewis           52 Director
         James W. May, Jr.       53 Director
         (1)(2)

         Hutham S. Olayan        42 Director
         (1)(2)
         Firooz Rufeh            58 Director


                                       35
PAGE

         Kenneth Y. Tang         48 Director


    --------------
    (1)  Member of the Audit Committee.
    (2)  Member of the Human Resources Committee.

         All of the Company's directors are elected annually by the shareholders and hold office until their respective successors are duly elected and qualified. Executive officers are elected annually by the Board of Directors and serve at its discretion. Mr. Weinstein, Mr. Hatsopoulos, Mr. Kelleher, Mr. Howard, Mr. Lewis, Mr. Rufeh and Dr. Tang are full-time employees of Thermo Electron, ThermoTrex or other subsidiaries of Thermo Electron, but these individuals devote such time to the affairs of the Company as the Company's needs reasonably require from time to time. Because each of these individuals owes duties to each of the entities for which he serves as an officer or director, there may be circumstances in which such individual has a conflict of interest. See "Risk Factors-Potential Conflicts of Interest" and "Relationship and Potential Conflicts of Interest with Thermo Electron and ThermoTrex."

         Mr. Weinstein has been Chairman of the Board and a Director of the Corporation since February 1996. Mr. Weinstein has also been Chairman and Chief Executive Officer of ThermoTrex and a Vice President of Thermo Electron since February 1996. Mr. Weinstein was a Managing Director of Lehman Brothers Inc. from 1992 until February 1996, serving most recently as Managing Director, head of Global Syndicate and Equity Capital Markets since March 1995. Prior to that appointment, Mr. Weinstein served in various positions at Lehman Brothers since joining the firm in 1988, including head of Equities in Europe, head of Equity New Issues in North and South America and head of Global Convertible Securities. Mr. Weinstein is also a Director of ThermoTrex and ThermoLase.

         Mr. Pellegrino has been Vice Chairman of the Board and a Director of the Company since its inception in October 1995. Mr. Pellegrino has been a Senior Vice President of ThermoTrex since July 1995 and was Chairman of Lorad for more than five years prior to that time. Mr. Pellegrino is also a Director of ThermoQuest Corporation and ThermoLase.

         Mr. Kirshner has been Chief Executive Officer, President and a Director of the Company since its inception in October 1995. Mr. Kirshner has been President of Lorad since February 1991. Prior to that time, he served as Chief Operating Officer and President of Electrolux Water Systems, Inc.

         Mr. Hatsopoulos has been Vice President, Chief Financial Officer and a Director of the Company since its inception in October 1995. Mr. Hatsopoulos has been a Vice President and Chief Financial Officer of ThermoTrex since 1990, the Chief Financial Officer of Thermo Electron since 1988 and President of Thermo Electron since January 1997. Mr. Hatsopoulos was an Executive Vice President of Thermo Electron from 1986 until January 1997. He is also a director of Thermo BioAnalysis Corporation, Thermo Ecotek Corporation, Thermo Fibertek Inc., Thermo Instrument Systems Inc., Thermo Power Corporation, Thermo TerraTech Inc., Thermo Optek Corporation, ThermoQuest Corporation, Thermo Sentron Inc.,


                                       36
PAGE

    ThermoTrex and Lehman Brothers Funds, Inc., an open-end investment management company.

         Mr. Kelleher has been the Chief Accounting Officer of the Company since its inception in October 1995. Mr. Kelleher has been Vice President, Finance of Thermo Electron since 1987 and served as its Controller from 1982 to January 1996. He is a director of ThermoLase.

         Dr. Gyftopoulos has been a Director of the Company since its inception in October 1995. Dr. Gyftopoulos has been the Ford Professor of Mechanical Engineering and of Nuclear Engineering at the Massachusetts Institute of Technology for more than five years. Dr. Gyftopoulos is also a director of Thermo BioAnalysis Corporation, Thermo Cardiosystems Inc., Thermo Electron, ThermoLase, Thermo Remediation Inc., ThermoSpectra Corporation and Thermo Voltek Corp.

         Mr. Howard has been a Director of the Company since its inception in October 1995. Mr. Howard has been an Executive Vice President of Thermo Electron since 1986. He is also a Director of Thermedics Inc., Thermo Cardiosystems Inc., ThermoLase, Thermo Power Corporation, and ThermoTrex.

         Mr. Lewis has been a Director of the Company since its inception in October 1995. Mr. Lewis has been Vice President of Thermo Electron since September 1996 and Executive Vice President and Chief Operating Officer of Thermo Instrument Systems Inc. since December 1995 and served as a Vice President of that company from 1990 to 1995. He has also served as Chief Executive Officer, President and a Director of Thermo Optek Corporation since August 1995, and President of Thermo Jarrell Ash Corporation for more than five years. Mr. Lewis is also Chairman of the Board and a Director of ThermoSpectra Corporation.

         Dr. May has been a Director of the Company since February 1996. He has been Professor of Surgery at Harvard Medical School since 1994 and was Associate Clinical Professor of Surgery for more than five years prior to that time.

         Ms. Olayan has been a Director of the Company since February 1996. She has served as President and a director of Olayan America Corporation since 1995 and Competrol Real Estate Limited since 1986, which are members of the Olayan Group engaged in advisory services and private real estate investments, respectively. Ms. Olayan also served as President and a director of Crescent Diversified Limited, another member of the Olayan Group engaged in private investments, from 1985 until 1994. Ms. Olayan is also a Director of Thermo Electron.

         Mr. Rufeh has been a Director of the Company since its inception in October 1995 and was its Chairman of the Board from October 1995 to February 1996. Mr. Rufeh has been the President of ThermoTrex since 1988 and a Vice President of Thermo Electron since January 1986. From 1985 to 1990, he was Chairman of the Board of Thermo Power Corporation. He is also a Director of ThermoTrex and ThermoLase.

         Dr. Tang has been a Director of the Company since its inception in October 1995. Dr. Tang has been Senior Vice President of ThermoTrex for


                                       37
PAGE
    more than five years and was President of ThermoLase from December 1992 to May 1995. He is also a director of ThermoLase.

    Compensation of Directors

         Directors who are not employees of the Company, Thermo Electron or any other companies affiliated with Thermo Electron (also referred to as "outside directors") receive an annual retainer of $2,000 and a fee of $1,000 per day for attending regular meetings of the Board of Directors and $500 per day for participating in meetings of the Board of Directors held by means of conference telephone and for participating in certain meetings of committees of the Board of Directors. Payment of director fees is made quarterly. Messrs. Weinstein, Pellegrino, Kirshner, Hatsopoulos, Howard, Lewis and Rufeh and Dr. Tang are employees of members of the Thermo Electron companies and do not receive any cash compensation from the Company for their services as directors. Directors are also reimbursed for reasonable out-of-pocket expenses incurred in attending such meetings.

         Directors Deferred Compensation Plan.  Under the Company's Deferred
         ------------------------------------
    Compensation Plan for Directors (the "Deferred Compensation Plan"), a director has the right to defer receipt of his or her fees until he or she ceases to serve as a director, dies or retires from his or her principal occupation. In the event of a change in control or proposed change in control of the Company that is not approved by the Board of Directors, deferred amounts become payable immediately. For purposes of the Deferred Compensation Plan, a change of control is defined as: (a) the occurrence, without the prior approval of the Board of Directors, of the acquisition, directly or indirectly, by any person of 50% or more of the outstanding Common Stock or the outstanding common stock of ThermoTrex or 25% or more of the outstanding common stock of Thermo Electron or (b) the failure of the persons serving on the Board of Directors immediately prior to any contested election of directors or any exchange offer or tender offer for the Common Stock or the common stock of ThermoTrex or Thermo Electron to constitute a majority of the Board of Directors at any time within two years following any such event. Amounts deferred pursuant to the Deferred Compensation Plan are valued at the end of each quarter as units of Common Stock. When payable, amounts deferred may be disbursed solely in shares of Common Stock accumulated under the Deferred Compensation Plan. The Company has reserved 25,000 shares under this Plan. As of the date of this Prospectus, 24 units had been accumulated under the Deferred Compensation Plan.

         Directors Stock Option Plan.  The Company has adopted a directors
         ---------------------------
    stock option plan (the "Plan") providing for the grant of stock options to purchase shares of Common Stock to outside directors as additional compensation for their service as directors. The Plan provides for the grant of stock options upon a Director's initial appointment and, beginning in 2000, awards options to purchase 1,000 shares annually to eligible directors, provided the Common Stock is then publicly traded. A total of 200,000 shares of Common Stock have been reserved for issuance under the Plan.

         Under the Plan, each eligible director and each new outside director initially joining the Board of Directors in 1996 will be granted an

                                       38
PAGE
    option to purchase 40,000 shares of Common Stock upon the later of the adoption of the plan or the director's appointment or election. The size of the award to new directors appointed to the Board of Directors after 1996 will be reduced by 10,000 shares in each subsequent year. Directors initially joining the Board of Directors after 1999 would not receive an option grant upon their appointment or election to the Board of Directors, but would be eligible to participate in the annual option awards described below. Options evidencing initial grants to directors are presently exercisable, however, the shares acquired upon exercise are subject to restrictions on transfer and the right of the Company to repurchase such shares at the exercise price in the event the director ceases to serve as a director of the Company or any other Thermo Electron company. In such event, the restrictions and repurchase rights shall lapse or be deemed to have lapsed in annual installments of 10,000 shares per year, starting with the first anniversary of the date of grant, provided the director has continuously served as a director of the Company, Thermo Electron or any subsidiary of Thermo Electron since the grant date. These options expire on the fifth anniversary of the grant date, unless the director dies, ceases to be an eligible director or otherwise ceases to serve as a director of the Company, Thermo Electron or any subsidiary of Thermo Electron prior to that date.

         Commencing in 2000, eligible directors will also receive an annual grant of options to purchase 1,000 shares of Common Stock, provided the Common Stock is then publicly traded. The annual grant would be made at the close of business on the date of each annual meeting of shareholders of the Company to each outside director then holding office, commencing with the annual meeting to be held in 2000. Options evidencing annual grants may be exercised at any time from and after the six-month anniversary of the date of grant and prior to the expiration of the option on the third anniversary of the date of grant. Shares acquired upon exercise of the options would be subject to repurchase by the Company at the exercise price if the recipient ceased to serve as a director of the Company or any other Thermo Electron company prior to the first anniversary of the date of grant for any reason other than death.

         The exercise price for options granted under the Plan is determined by the average of the closing prices reported by the American Stock Exchange (or such other principal exchange on which the Common Stock is then traded) for the five trading days immediately preceding and including the date the option is granted or, if the shares underlying the option were not so traded, at the last price paid per share by independent investors in an arms' length transaction with the Company prior to the date of grant.

         Grants of stock options to outside directors have consisted of 40,000 shares granted in November 1995 at an exercise price of $10.25 per share and 80,000 shares granted in February 1996 at an exercise price of $10.75 per share.

    Certain Transactions

         On November 22, 1995, November 30, 1995 and January 31, 1996, the Company completed private placements primarily to outside investors of minority investments in its Common Stock at purchase prices of $10.25 per

                                       39
PAGE
    share in the November 1995 private placements and $10.75 per share in the January 1996 private placement. Crescent International Holdings Ltd. purchased an aggregate of 200,000 shares of the Common Stock of the Company in such private placements. Crescent International Holdings Ltd. is indirectly controlled by Suliman S. Olayan, the father of Hutham S. Olayan, a Director of the Company. Ms. Olayan disclaims beneficial ownership of the shares owned by Crescent International Holdings Ltd. In addition, the following directors and officers purchased the number of shares of the Company's Common Stock set forth below in such private placements: Anthony J. Pellegrino, Vice Chairman and Director, 20,000 shares; Hal Kirshner, Chief Executive Officer, President and Director, 100,000 shares; Robert C. Howard, Director, 2,500 shares; Firooz Rufeh, Director, 19,600 shares; and Kenneth Y. Tang, Director, 1,200 shares.


                             EXECUTIVE COMPENSATION

    Compensation of Executive Officers

         Summary Compensation Table
         --------------------------

         The following table summarizes compensation for services to the Company in all capacities awarded to, earned by or paid to the Company's Chief Executive Officer for the last full fiscal year ended September 28, 1996 ("fiscal 1996"), for the nine-month period from January 1, 1995 to September 30, 1995 ("fiscal 1995"), reflecting a change in the Corporation's fiscal year end to September 30, and for the preceding full fiscal year from January 2, 1994 to December 31, 1994 ("Fiscal 1994"). No other executive officer of the Company met the definition of "highly compensated" within the meaning of the Securities and Exchange Commission's executive compensation disclosure rules during these periods.

         The Company is required to appoint certain executive officers and full-time employees of Thermo Electron as executive officers of the Company in accordance with the Thermo Electron Corporate Charter. The compensation for these executive officers is determined and paid entirely by Thermo Electron. The time and effort devoted by these individuals to the Company's affairs is provided to the Company under the Services Agreement between the Company and Thermo Electron. Accordingly, the compensation for these individuals is not reported in the following table. See "Relationship and Potential Conflicts of Interest with Thermo Electron and ThermoTrex."

                           Summary Compensation Table
                                 Annual      Long-Term
                             Compensation   Compensatio
                             ------------   -----------
                                                 n
                                                 -

                                             Securities
         Name and     Fisca                 Underlying   All Other
        Principal       l     Salary  Bonus            Compensation(
        ---------             ------  -----            -------------
         Position     Year                  Options(3)      4)
         --------     ----                  ----------      --



                                       40
PAGE

    Hal Kirshner
    Chief Executive
    Officer  and     1996  $192,500     --(1) 150,000(TXM)  $9,958 (5)
    President.......                              150(TMO)
                   1995 150,000(2) $200,000    --         7,005

                       1994 200,000     180,000               6,750
                                                22,500(TMO)

';;;k
    --------------
    (1) Compensation for executive officers is reviewed and determined annually at the end of each calendar year. Accordingly, bonuses have not yet been determined for fiscal 1996.
    (2) Salary data for fiscal 1995 reflects salary paid during the nine-month period from January 1, 1995 to September 30, 1995, as a result of the change in the Company's fiscal year-end.
    (3) In addition to receiving options to purchase Common Stock (designated in the table as TXM), Mr. Kirshner was granted options to purchase shares of the common stock of Thermo Electron (designated in the table as TMO). Information with respect to options to purchase the common stock of Thermo Electron reflect a three-for-two split effected in May 1996 in the form of a 50% stock dividend.
    (4) Represents the amount of matching contributions made by the individual's employer on behalf of the Chief Executive Officer under the Thermo Electron 401(k) plan.
    (5)  In addition to the matching contribution referred to in footnote
         (4), such amount includes $4,614, representing the market value of 115 shares of Thermo Electron common stock received by Mr. Kirshner in May 1996 in recognition of his managerial achievements at Thermo Electron's Annual Management Conference.

    Stock Options Granted During Fiscal 1996
    ----------------------------------------

         The following table sets forth certain information concerning grants of stock options made during fiscal 1996 to the Chief Executive Officer. It has not been the Company's policy in the past to grant stock appreciation rights, and no such rights were granted during fiscal 1996.

                       Option Grants in Last Fiscal Year

                                                          Potential
                             % of                         Realizable
                Number of    Total                     Value at Assumed
                  Shares    Options                      Annual Rates
          Name  Underlying  Granted Exercise            of Stock Price
          ----   Options      to     Price   Expiration Appreciation for
                Granted (1) Employees  Per   Date       Option Term (2)
                            in Fiscal  Share
                             Year

                                                         5%       10%
                                      41
PAGE

        Hal
        Kirshner  150,000(TXM)   15%  $11.00  3/26/08 $1,312,500 $3,528,000


                      150(TMO)(3).01%  42.79  5/22/99       1,011    2,124
    _______
    (l) The options to purchase shares of the Common Stock of the Company are presently exercisable, however, the shares acquired upon exercise are subject to repurchase by the granting corporation at the exercise price if the optionee ceases to be employed by the granting corporation or another Thermo Electron company. The repurchase rights are deemed to lapse 20% per year commencing on the fifth anniversary of the grant date. The granting corporation may exercise its repurchase rights within six months after the termination of the optionee's employment. The granting corporation may permit the holders of all options to exercise options and satisfy tax withholding obligations by surrendering shares equal in fair market value to the exercise price or withholding obligation.
    (2) The amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10%, compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of the Common Stock, the optionholders' continued employment through the option period and the date on which the options are exercised.
    (3) These options were granted as a part of Thermo Electron's stock option program, and have the same terms as stated in footnote (1), except that the options have a three-year term and the repurchase rights lapse in their entirety on the second anniversary of the grant date.

    Stock Options Exercised During Fiscal Year 1996 and Fiscal Year-End
    -------------------------------------------------------------------
    Option Values
    --------------

         The following table sets forth certain information concerning each exercise of a stock option during fiscal 1996 and outstanding stock options held at the end of fiscal 1996 by the Chief Executive Officer. No stock appreciation rights were exercised or outstanding during fiscal 1996.

                Aggregated Option Exercises in Last Fiscal Year
                       and Fiscal Year-End Option Values

                                             Number of     Value of
                                               Shares    Unexercised
                                             Underlying  In-the-Money
                                            Unexercised   Options
                                             Options at   at Fiscal
                                               Fiscal      Year-End
                                              Year-End

                                       42
PAGE

                           Number
                         of Shares
                        Acquired  Value   Exercisable/    Exercisable/
    Name     Company     on      Realized Unexercisable(1)Unexercisable
   -----     -------    Exercise
    Hal
    Kirshner Trex Medical     -        -      150,000/0   $1,387,500/-
             ThermoTrex     76,500  $2,079,270 73,000/0   1,809,155/-
             ThermoLase       -        -       36,400/0     787,150/-
             Thermo Electron  -        -      116,025/0   2,953,132/-

    -------
    (l)  All of the options reported outstanding at the end of the fiscal
         year are immediately exercisable.   In all cases, the shares
         acquired upon exercise of the options reported in the table are subject to repurchase by the granting corporation at the exercise price if the optionee ceases to be employed by such corporation or another Thermo Electron company. The granting corporation may exercise its repurchase rights within six months after the termination of the optionee's employment. For publicly traded companies, the repurchase rights generally lapse ratably over a five to ten year period, depending on the option term, which may vary from seven to twelve years, provided that the optionee continues to be employed by the granting corporation or another Thermo Electron company.
    (2) Options to purchase 22,500 shares of the common stock of Thermo Electron granted to Mr. Kirshner are subject to the same terms described in footnote (1), except that the repurchase rights of the granting corporation generally do not lapse until the tenth anniversary of the grant date. In the event of the employee's death or involuntary termination prior to the tenth anniversary of the grant date, the repurchase rights of the granting corporation shall be deemed to have lapsed ratably over a five-year period commencing with the fifth anniversary of the grant date.

    Employment Agreements

         In connection with the acquisition of the LORAD Corporation ("LORAD") in November 1992, the Company entered into an employment agreement with Mr. Hal Kirshner. Mr. Kirshner's agreement called for Mr. Kirshner to serve as President and Chief Operating Officer of LORAD until December 31, 1995, at a base salary of $200,000 per year plus bonus.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    Principal Stockholder



                                       43
PAGE

         The following table sets forth certain information regarding the beneficial ownership of the Common Stock of the Company as of September 28, 1996 by ThermoTrex, which is the only person or entity that owns beneficially more than 5% of the outstanding shares of Common Stock. See "Risk Factors-Control by ThermoTrex."
                                                            Percentage of
                                      Number of Shares      Outstanding
 Name and Address of Beneficial Owner Beneficially Owned    Shares
                                                          Beneficially Owned

    ThermoTrex Corporation (1)  ...  .23,562,339 (2)        79%
    10455 Pacific Center Court
    San Diego, CA 92121
    ________
    (l) ThermoTrex is a majority-owned subsidiary of Thermo Electron and, therefore, Thermo Electron may be deemed a beneficial owner of the shares of Common Stock beneficially owned by ThermoTrex. Thermo Electron disclaims beneficial ownership of these shares.
    (2) Includes 678,561 shares of Common Stock issuable upon conversion of the Convertible Note.

         ThermoTrex has adopted a stock option plan with respect to the Common Stock that it beneficially owns. Under this plan, options to purchase up to 400,000 shares of such stock may be granted to any person within the discretion of the human resources committee of the Board of Directors of ThermoTrex, including officers and key employees of ThermoTrex.

    Management

         The following table sets forth certain information regarding the beneficial ownership of the Common Stock of the Company as of September 28, 1996 as well as information regarding the beneficial ownership of the common stock of ThermoTrex and Thermo Electron, as of September 28, 1996, with respect to (i) each of the Company's directors, (ii) the Chief Executive Officer, and (iii) all directors and executive officers of the Company as a group.

         While certain directors and executive officers of the Company are also directors and executive officers of ThermoTrex or its subsidiaries other than the Company, all such persons disclaim beneficial ownership of the shares of Common Stock owned by ThermoTrex.

                           Trex Medical  ThermoTrex    Thermo
    Name(1)               Corporation(2)Corporation(3)Electron Corporation(4)


    Gary S. Weinstein  .........  315,000     110,000      150,412
    Anthony J. Pellegrino  .....  146,472     930,621      115,875

    Hal Kirshner  ..............  285,000      92,968      117,184
    Elias P. Gyftopoulos  ......   40,000       4,500       71,070


                                       44
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





    John N. Hatsopoulos  .......   40,383       5,423      556,059

    Robert C. Howard  ..........   43,674      35,554      192,685
    Earl L. Lewis  .............   40,500         420      131,914
    James W. May, Jr.  .........   40,000           0            0

    Hutham S. Olayan  ..........   45,024       9,500       23,799
    Firooz Rufeh  ..............   83,600     101,788      134,263
    Kenneth Y. Tang  ...........   48,706      79,203       26,204

    All directors and executive
    officers as a group (12      1,134,359    1,380,377    1,664,367
    persons)  ..................
    _______

    (l) Except as reflected in the footnotes to this table, shares of Common Stock and common stock of ThermoTrex and Thermo Electron beneficially owned consist of shares owned by the indicated person or by that person for the benefit of minor children, and all share ownership involves sole voting and investment power.

    (2) Shares of the Common Stock beneficially owned by all directors and executive officers as a group exclude 23,562,339 shares beneficially owned by ThermoTrex, as to which each director and executive officer and all members of such group disclaim beneficial ownership. Shares of the Common Stock beneficially owned by Mr. Weinstein, Mr. Pellegrino, Mr. Kirshner, Dr. Gyftopoulos, Mr. Hatsopoulos, Mr. Howard, Mr. Lewis, Dr. May, Ms. Olayan, Mr. Rufeh, Dr. Tang and all directors and executive officers as a group include 300,000, 40,000, 150,000, 40,000, 40,000, 40,000, 40,000, 40,000, 40,000, 40,000,
         40,000 and 816,000 shares respectively, that such person or group has the right to acquire within 60 days of September 28, 1996, through the exercise of stock options. Shares beneficially owned by Ms. Olayan and by all directors and executive officers as a group include 24 shares allocated through September 28, 1996 to Ms. Olayan's account maintained pursuant to the Company's deferred compensation plan for directors. Shares beneficially owned by Ms. Olayan do not include 200,000 shares owned by Crescent International Holdings Ltd., a member of the Olayan Group. Crescent International Holdings Ltd. is indirectly controlled by Suliman S. Olayan, Ms. Olayan's father. Ms. Olayan disclaims beneficial ownership of the shares owned by Crescent International Holdings Ltd. Shares beneficially owned by Mr. Rufeh include 19,600 shares held in a family trust. No director or executive officer beneficially owned more than 1% of the Common Stock outstanding as of September 28, 1996, other than Mr. Weinstein who beneficially owned approximately 1.0% of such Common Stock; and all directors and executive officers as a group beneficially owned 3.8% of the Common Stock outstanding as of such date.

    (3) Shares of the common stock of ThermoTrex beneficially owned by Mr. Weinstein, Mr. Pellegrino, Mr. Kirshner, Dr. Gyftopoulos, Mr. Hatsopoulos, Mr. Howard, Ms. Olayan, Mr. Rufeh, Dr. Tang and by all directors and executive officers as a group include 100,000, 134,500, 73,000, 4,500, 2,100, 31,320 4,500, 66,000, 63,318 and

                                       45
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





         489,638 shares, respectively, that such person or group has the right to acquire within 60 days of September 28, 1996, through the exercise of stock options. Shares beneficially owned by Mr. Pellegrino include 10,408 shares held in a trust of which Mr. Pellegrino's spouse is the trustee. No director or executive officer beneficially owned more than 1% of the common stock of ThermoTrex outstanding as of September 28, 1996, other than Mr. Pellegrino, who beneficially owned approximately 4.8% of such common stock; all directors and executive officers as a group beneficially owned 7.0% of such common stock outstanding as of such date.

    (4) The shares of common stock of Thermo Electron have been adjusted to reflect a three-for-two stock split effected in May 1996 in the form of a 50% stock dividend. Shares of the common stock of Thermo Electron beneficially owned by Mr. Weinstein, Mr. Pellegrino, Mr. Kirshner, Dr. Gyftopoulos, Mr. Hatsopoulos, Mr. Howard, Mr. Lewis, Ms. Olayan, Mr. Rufeh, Dr. Tang and by all directors and executive officers as a group include 150,075, 115,875, 116,025, 9,375,
         429,685, 47,361, 126,937, 9,375, 90,560, 23,850 and 1,216,692
         shares, respectively, that such person or group has the right to acquire within 60 days of September 28, 1996, through the exercise of stock options. Shares beneficially owned by Ms. Olayan and by all directors and executive officers as a group include 14,424 shares allocated through September 28, 1996 to Ms. Olayan's account maintained pursuant to Thermo Electron's deferred compensation plan for directors. Shares beneficially owned by Mr. Hatsopoulos, Mr. Howard, Mr. Lewis, Mr. Rufeh, Dr. Tang and by all directors and executive officers as a group include 1,225, 1,963, 617, 1,142, 538 and 6,713 full shares, respectively, allocated through January 1, 1996 to their respective accounts maintained pursuant to Thermo Electron's Employee Stock Ownership Plan of which the trustees who have investment power over its assets are executive officers of Thermo Electron. Shares beneficially owned by Ms. Olayan do not include 4,384,500 shares owned by Crescent Holding GmbH, a member of the Olayan Group. Crescent Holding GmbH is indirectly controlled by Suliman S. Olayan, Ms. Olayan's father. Ms. Olayan disclaims beneficial ownership of the shares owned by Crescent Holding GmbH. No director or executive officer beneficially owned more than 1% of the common stock of Thermo Electron outstanding as of September 28, 1996; all directors and executive officers as a group beneficially owned 1.1% of the common stock of Thermo Electron outstanding as of September 28, 1996.


                              SELLING SHAREHOLDERS

         The following table shows the names of the Selling Shareholders, the number of shares of the Company's Common Stock each owned, the number of shares that may be offered by each of them pursuant to this Prospectus and the number of Shares each will own after completion of the offering, assuming all of the Shares being offered hereby are sold.





                                       46
PAGE

                                        Shares of
                                      Common Stock Shares  Shares Owned
                                       Owned Prior Being       after
             Selling Shareholder         to the    Offered Completion of
             -------------------            ---    -------            --
                                       Offering(1)         the Offering
                                       -----------         ------------

        Hal Kirshner (2)                 285,000   100,000    185,000

        Crescent International
        Holdings Ltd. (3)                200,000   200,000          0

        Kemper Technology Fund           185,000   60,000    125,000

        Ryco & Co.                       140,000   140,000          0

        The Acorn Fund                   125,000   50,000     75,000
        Thomas Paine Investors LP         73,400   50,000     23,400

        W.H.I. Growth Fund L.P.           69,600   36,000     33,600
        Anthony J. Pellegrino (4)        146,472   20,000    126,472
        U.S. Trust                        60,000   60,000          0

        Rufeh Family Trust (5)            83,600   19,600     64,000
        DSV Partners IV                   50,000   50,000          0
        Bank Julius Baer & Co. AG.        50,000   50,000          0

        Dreyfus New Leaders Fund,         50,000   50,000          0
        Inc.
        Robert C. Howard (6)              43,674    2,500     41,674

        Daniel Lyke                       41,230   25,000     16,230
        Kenneth Y. Tang (7)               48,706    1,200     47,506
        Pittway Retirement Trust          40,600   21,000     19,600

        Warburg, Pincus Emerging
        Growth Fund, Inc                  40,000   40,000          0
        Darier, Hentsch & Cie, Geneva     40,000   40,000          0
        IBJ Schroder Bank & Trust Co.     40,000   40,000          0

        Alliance Global Environment       35,000   35,000          0
        Fund
        Tudor BVI Futures Ltd.            26,700   26,700          0
        Compagnie De Gestion Et De
        Banque Gonet S.A.                 25,000   25,000          0

        BP Pension Trustees Limited       25,000   25,000          0
        CS Zurich                         25,000   25,000          0
        Bankers Trust TTEE For
        Chrysler Corp. Empl. #1           24,000   24,000          0
        Pension Plan

        Chase Manhattan, N.A., TTEE
        For IBM Corp. Retirement Plan     24,000   24,000          0
        Dresdner Bank (Schweiz) AG        23,000   23,000          0


                                       47
PAGE

        The Kaufman Fund                  20,000   20,000          0

        Warburg, Pincus Post-Venture
        Capital Fund, Inc.                20,000   20,000          0
        Cudd & Co.                        20,000   20,000          0
        Loews Corp.                       20,000   20,000          0

        State Street Bank Cust. For
        GE Pension Trust                  18,000   18,000          0
        Banca Del Gottardo                16,000   16,000          0
        WNC Corporation                   15,000   15,000          0

        Smaragda Manuelides               15,000   15,000          0
        James Pellegrino                  15,000   10,000      5,000
        C.O. Nominees Ltd.                14,000   14,000          0

        Wolverine Capital L.P.            12,500   12,500          0
        Discount Bank Geneva              12,500   12,500          0
        Turnstone Co.                     12,500   12,500          0

        Oddo & Cie                        12,500   12,500          0
        Peter O. Crisp (8)                12,345   10,000      2,345

        Essex Special Growth
        Opportunities Fund L.P.           12,035   10,000      2,035
        Raptor Global Fund Ltd.           11,400   11,400          0
        Bank Clariden                     11,250   10,000      1,250

        Irving Harris Foundation B        11,000   10,000      1,000
        Irving Harris Foundation A        11,000   10,000      1,000
        Ueberseebank AG                   11,000   11,000          0

        SE Banken Fonder                  10,000   10,000          0
        Philip H. Geier                   10,000   10,000          0
        EFAL Investment  Co.              10,000   10,000          0

        The Dora Razis 1981 Trust         10,000   10,000          0
        Lupo Del Bono                     10,000   10,000          0
        U.B.S. Geneve                     10,000   10,000          0

        Banque Nationale De Paris
        (Suisse) SA                       10,000   10,000          0
        Auer & Co.                        10,000   10,000          0

        Glyns Nominees                    10,000   10,000          0
        Brett A. Spivey (9)                9,800    9,800          0
        James J. O'Donnell IRA             9,200    7,000      2,200
        Account

        Raptor Global Fund L.P.            8,100    8,100          0
        Gamma Co., Inc.                    8,000    8,000          0
        Harold Speert                      7,750    2,500      5,250

        Kathryn H. Speert                  7,750    2,500      5,250
        Yiska Moser Trust                  6,650    6,000        650

                                       48
PAGE

        Harny & Co.                        6,500    6,500          0

        Robert A. McCabe (10)              6,050    5,000      1,050
        Aptargroup Inc. Master             5,800    3,000      2,800
        Pension
        Emanon Partners L.P                5,500    5,000        500

        Richard B. Felder                  5,500    5,000        500
        Michael D. Mintz Trust             5,500    5,000        500
        William N. Pontikes                5,500    5,000        500

        Martin D. Cohn & Gerald L.
        Cohn Co. TTE'S Gerald Cohn         5,000    5,000          0
        Revocable Trust
        Deutsche Morgan Grenfell/CJ
        Lawrence Inc                       5,000    5,000          0
        Spencer Hempleman                  5,000    5,000          0

        CTM Financial Corp.                5,000    5,000          0
        Orsenna Ltd.                       5,000    5,000          0
        ABN Amro Bank                      5,000    5,000          0

        Low-Beer Family Trust              5,000    5,000          0
        AWAD & Associates L.P              5,000    5,000          0

        Kink & Co.                         5,000    5,000          0
        Aries Trading Ltd.                 5,000    5,000          0
        Jackie L. Stone                    5,000    5,000          0

        Darier, Hentsch Private Bank
        & Trust Ltd.                       5,000    5,000          0
        James S. Milgard                   5,000    5,000          0
        Petronome Corporation              5,000    5,000          0

        Carter Hempleman                   5,000    5,000          0
        Randolph & Judith Pace JTWROS      5,000    5,000          0
        Martin R. Walsh                    5,000    5,000          0

        Brebar Investments                 4,950    4,500        450
        Sico Ltd.                          4,950    4,500        450
        Delahaye Finance                   4,750    4,750          0

        Via Bourse                         4,750    4,750          0
        Ian A.D. Pilkington                4,400    4,000        400

        Charles J. Cazelet                 4,400    4,000        400
        David M. Wentworth - Stanley       4,400    4,000        400
        Lloyd Arnel                        4,120    1,200      2,920

        Bruce E. Toll                      4,000    4,000          0
        Lawrence D. Altschut               4,000    4,000          0
        Harvey Greenfield                  4,000    4,000          0

        Alan J. Rubin                      4,000    4,000          0
        Michael Bollag                     4,000    4,000          0

                                       49
PAGE

        Tudor Arbitrage Partners,          3,800    3,800          0
        L.P.

        Laurence D. Hollingworth           3,520    3,200        320
        Soginvest Banca                    3,500    3,500          0
        Natalie Karp & Jason Karp          3,500    1,000      2,500

        William C. Bartholomay             3,300    3,000        300
        Lee Ruwitch, As Trustee Of
        The Lee Ruwitch Family Trust       3,000    3,000          0
        Evangelos Kapetanakis              3,000    3,000          0

        Edward V. Locke                    2,600    1,200      1,400
        Georgia Veru & Theodore Veru       2,500    2,500          0
        RJW Kooijman                       2,500    2,500          0

        Molly Spira                        2,500    2,500          0
        MD Funding Inc.                    2,500    2,500          0
        Swiss Bank Corporation             2,500    2,500          0
        Lausanne

        Edward Stewart Revocable           2,500    2,500          0
        Trust
        Alan Novich                        2,500    2,500          0

        William C. Struyk                  2,200    2,000        200
        Adams Street Joint Venture         2,200    2,000        200
        Steven J. Kemper                   2,100    1,000      1,100

        Zurcher Kantonalbank               2,000    2,000          0
        Hare & Co                          2,000    2,000          0
        Nancy Schachter                    2,000    1,000      1,000

        Coutts & Co. AG, Zurich            2,000    2,000          0
        George Kambanis                    2,000    2,000          0
        Angelos D. Koutsonikolis           2,000    2,000          0

        Frank Jungers (11)                 2,000    2,000          0
        Spyros Capralos                    2,000    2,000          0
        Michael J. Schmerin  & Dafna
        Schmerin Jtwros                    2,000    2,000          0

        The Artemis Zavaliangos 1991       2,000    2,000          0
        Trust
        James Linus                        2,000    2,000          0

        Francesco Benvenuti                2,000    2,000          0
        Matthew Frank                      2,000    2,000          0
        Sarah McAlpine                     2,000    2,000          0

        Matthew Neville                    1,980    1,800        180
        C.J. Middleton                     1,650    1,500        150
        Paul F. Ferrari, Trustee (12)      1,600    1,000        600



                                       50
PAGE

        Richard J. Gusick, IRA Acct.,
        Cowen & Co. Cust.                  1,500    1,500          0

        Martin R. Post                     1,500    1,500          0
        Michael Kyriacopoulos & C.
        Kyriacopoulos JTWROS               1,500    1,000        500
        Nicholas T. Zervas (13)            1,500    1,500          0

        Alvin J. Smith                     1,300    1,300          0
        James O.R. Weaver                  1,210    1,100        110
        Marilyn Karp                       1,200    1,000        200

        Richard & Christine Cowgill        1,100    1,000        100
        JTWROS
        Theobald M. Karch TTEE
        Theobald M. Karch Revocable        1,000    1,000          0
        Trust
        George R. Freund                   1,000    1,000          0

        Giordano Martinelli                1,000    1,000          0
        Mahi-Niki Loumidis                 1,000    1,000          0
        Michael Mellman                    1,000    1,000          0

        Murray Norkin                      1,000    1,000          0
        Frederic M. Rosemore & Marion
        Rosemore JTWROS                    1,000    1,000          0

        Sigler & Co.                       1,000    1,000          0
        E. Crosby Lewis                    1,000    1,000          0
        Bank Leu AG Zurich                 1,000    1,000          0

        Ernest Aloi                        1,000    1,000          0
        Bank Fur Handel Und Effekten       1,000    1,000          0
        Stuart Albrecht                    1,000    1,000          0

        Karen M. Levin                       815      700        115
        Dr. Richard V. Aghababian            550      500         50
        Volksbank Kufstein                   500      500          0

        U.B.S. Zurich                        500      500          0
        Seema Sachdeva & Rakesh              500      500          0
        Sachdeva
        Fabrizia Egger                       500      500          0

        Meinl Bank                           500      500          0
        Ben G. Whitefield                    495      450         45

        Charles R.E. Cottan                  495      450         45
        Norman A. Pedersen III               275      250         25
        Christine D. Vinchesi                250      250          0


    (1) Except as otherwise reflected in the footnotes to this table, all share ownership includes Shares owned by the Selling Shareholders and shares that the Selling Shareholders have the right to acquire

                                       51
PAGE
         within 60 days of September 28, 1996, through the exercise of stock options.
    (2) Hal Kirshner is Chief Executive Officer, President and Director of the Company.
    (3) Crescent International Holding Ltd., a member of the Olayan Group, is indirectly controlled by Suliman S. Olayan, the father of Hutham

         S. Olayan, a director of the Company. Ms. Olayan disclaims beneficial ownership of these shares.
    (4) Anthony J. Pellegrino is Vice Chairman of the Board and Director of the Company and Senior Vice President of ThermoTrex.
    (5) Firooz Rufeh is a Director of the Company, President and Director of ThermoTrex and Vice President of Thermo Electron.
    (6) Robert C. Howard is a Director of the Company and ThermoTrex and an Executive Vice President of Thermo Electron.
    (7) Kenneth Y. Tang is a Director of the Company and a Senior Vice President of ThermoTrex.
    (8)  Peter O. Crisp is a Director of ThermoTrex and Thermo Electron.
    (9)  Brett A. Spivey is a Vice President of ThermoTrex.
    (10) Robert A. McCabe is a Director of Thermo Electron.

    (11) Frank Jungers is a Director of Thermo Electron.
    (12) Paul F. Ferrari is a Director of ThermoTrex.
    (13) Nicholas T. Zervas is a Director of ThermoTrex.

         The Shares are being registered to permit public secondary trading of the Shares from time to time by the Selling Shareholders. All of the Shares being offered by the Selling Shareholders were sold by the Company in private placement transactions pursuant to Stock Purchase Agreements with the Company dated November 22, 1995, November 30, 1995 and January 31, 1996 (collectively, the "Purchase Agreements").

         In the Purchase Agreements, the Company agreed, among other things, to bear all expenses (other than underwriting discounts, selling commissions, and fees and expenses of counsel and other advisors to the Selling Shareholders) in connection with the registration and sale of the Shares being offered by the Selling Shareholders. See "Sale of Shares." The Company has agreed to prepare and file such amendments and supplements to the Registration Statement of which this Prospectus forms a part as may be necessary to keep the Registration Statement effective until all the Shares offered hereby have been sold pursuant thereto or until such Shares are no longer, by reason of Rule 144(k) under the Securities Act or any other rule of similar effect, required to be registered for the public sale thereof by the Selling Shareholders.


                                 SALE OF SHARES

         The Company has been advised that the Selling Shareholders may sell Shares from time to time in transactions on the American Stock Exchange, in negotiated transactions, through the writing of options on the Shares, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares

                                       52
PAGE
    to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions).

         The Selling Shareholders and any broker-dealers who act in connection with the sale of Shares hereunder may be deemed to be "underwriters" as that term is defined in the Securities Act, and any commissions received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act as underwriter or otherwise.


                          DESCRIPTION OF CAPITAL STOCK

         As of December 31, 1996, the Company had 50,000,000 shares of Common Stock authorized for issuance, of which 28,892,630 were issued and outstanding. Each share of Common Stock is entitled to pro rata participation in distributions upon liquidation and to one vote on all matters submitted to a vote of shareholders. Dividends may be paid to the holders of Common Stock when and if declared by the Board of Directors out of funds legally available therefor. Holders of Common Stock have no preemptive, subscription, redemption, conversion or similar rights. The outstanding shares of Common Stock are, and the shares offered hereby when issued will be, legally issued, fully paid and nonassessable.

         The shares of Common Stock have noncumulative voting rights. As a result, the holders of more than 50% of the shares voting can elect all the directors if they so choose, and in such event, the holders of the remaining shares cannot elect any directors. Upon completion of the Offerings, ThermoTrex will continue to beneficially own at least a majority of the outstanding Common Stock, and will have the power to elect all of the members of the Company's Board of Directors. ThermoTrex is a majority-owned subsidiary of Thermo Electron and, therefore, Thermo Electron may be deemed a beneficial owner of the shares of Common Stock beneficially owned by ThermoTrex. Thermo Electron disclaims beneficial ownership of these shares.

         The Company's Certificate of Incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. These provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The Company's By-Laws also contains provisions to indemnify the directors and officers of the Company to the fullest extent permitted by the General Corporation Law of Delaware. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors and officers.


                                       53
PAGE

         The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.


                        SHARES ELIGIBLE FOR FUTURE SALE

         There are currently 28,892,630 shares of Common Stock outstanding of which 6,008,832 are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by affiliates of the Company as that term is defined in Rule 144 under the Securities Act.

         The remaining 22,883,798 outstanding shares of Common Stock are owned by ThermoTrex. ThermoTrex may sell its shares of Common Stock in an offering registered under the Securities Act or pursuant to an exemption from such registration, such as that provided by Rule 144 under the Securities Act. So long as ThermoTrex is able to elect a majority of the Board of Directors it will be able to cause the Company at any time to register under the Securities Act all or a portion of the Common Stock owned by ThermoTrex or its affiliates, in which case it would be able to sell such shares without restriction upon effectiveness of the registration statement.

         In general, under Rule 144 as currently in effect, a stockholder, including an affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least two years from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 288,926 shares) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed pursuant to Rule 144 provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least three years has elapsed between the later of the date restricted securities were acquired from the Company or (if applicable) the date they were acquired from an affiliate of the Company, a stockholder who is not an affiliate of the Company at the time of sale and has not been an affiliate of the Company for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements under Rule 144. The Securities and Exchange Commission has proposed an amendment to Rule 144 which would reduce the holding period required for shares subject to Rule 144 to become eligible for sale in the public market from two years to one year, and from three years to two years in the case of Rule 144(k).

         The Company has reserved 1,925,000 shares of Common Stock for grants under its existing stock-based compensation plans. As of September 28, 1996 the Company had options outstanding to purchase up to 1,381,000 shares of Common Stock to certain of its employees, officers and directors at a weighted average exercise price of $11.14 per share. All of such shares are currently exercisable. Once exercised, the shares acquired upon exercise are subject to the right of the Company to

                                       54
PAGE
    repurchase shares at the exercise price if the optionee ceases to be employed by the Company. This repurchase right lapses ratably (on an annual basis) over a five to ten year period depending upon the term of the option. As of September 28, 1996, the repurchase right had lapsed as to no shares issuable upon exercise of outstanding options. The Company has reserved 543,976 shares for future grants under plans. The Company intends to file registration statements under the Securities Act to register all shares of Common Stock issuable under such plans. Shares covered by these registration statements that are not subject to transferability restrictions will be eligible for sale in the public market immediately upon the filing of such registration statements, subject to Rule 144 limitations applicable to affiliates as noted above.

         Sales of significant numbers of shares of the Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Risk Factors-Significant Additional Shares Eligible for Future Sale."


                                 LEGAL OPINIONS

         The validity of the issuance of the Common Stock offered in the Offerings was passed upon for the Company by Seth H. Hoogasian, Esq., General Counsel of Thermo Electron, ThermoTrex and the Company. As of the date of such opinion, Mr. Hoogasian owned or had the right to acquire 6,000 shares of Common Stock, 7,800 shares of common stock of ThermoTrex and 115,927 shares of common stock of Thermo Electron.

                                    EXPERTS

         The Consolidated Financial Statements of the Company included in this Prospectus and the financial statement schedule included in the Registration Statement of which this Prospectus forms a part have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             ADDITIONAL INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (which term shall include all amendments, exhibits and schedules thereto) on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, to which Registration Statement reference is hereby made. Although statements made in this Prospectus as to the contents of any contract, agreement or other document referred to set forth all material elements of such documents, such statements are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the

                                       55
PAGE
    matter involved, and each such statement, although setting forth all material elements of such documents, shall be deemed qualified by such reference. The Registration Statement and the exhibits thereto may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants













































                                       56
PAGE

                          INDEX TO FINANCIAL STATEMENTS

    Trex Medical Corporation

        Report of Independent Public Accountants                     F-2

        Consolidated Statement of Income for the years ended
         September 28, 1996 and September 30, 1995, the nine
         months ended September 30, 1995 and the year ended
         December 31, 1994                                           F-3

        Consolidated Balance Sheet as of September 28, 1996 and
         September 30, 1995                                          F-4

        Consolidated Statement of Cash Flows for the years ended
         September 28, 1996 and September 30, 1995, the nine
         months ended September 30, 1995 and the year ended
         December 31, 1994                                           F-5

        Consolidated Statement of Shareholders' Investment for
         the years ended September 28, 1996 and September 30,
         1995, the nine months ended September 30, 1995 and
         the year ended December 31, 1994                            F-7

        Notes to Consolidated Financial Statements                   F-8































                                      F-34
PAGE

        Report of Independent Public Accountants
        -----------------------------------------------------------------


    To the Shareholders and Board of Directors of Trex Medical Corporation:

         We have audited the accompanying consolidated balance sheet of Trex Medical Corporation (a Delaware corporation and 80%-owned subsidiary of ThermoTrex Corporation) and subsidiaries as of September 28, 1996 and September 30, 1995, and the related consolidated statements of income, shareholders' investment and cash flows for the year ended September 28, 1996, the nine months ended September 30, 1995, and the year ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trex Medical Corporation and subsidiaries as of September 28, 1996 and September 30, 1995, and the results of their operations and their cash flows for the year ended September 28, 1996, the nine months ended September 30, 1995, and the year ended December 31, 1994, in conformity with generally accepted accounting principles.



                                                   Arthur Andersen LLP



    Boston, Massachusetts
    November 1, 1996
















                                      F-45
PAGE

        Trex Medical Corporation
        Consolidated Statement of Income

                                                     Nine Months
                                   Year Ended           Ended     Year
                              ---------------------  -----------  ----------
                            Ended
    (In thousands except)     Sept. 28,   Sept. 30,    Sept. 30,    Dec. 31,
    per share amounts)             1996        1995         1995        1994
    ------------------------------------------------------------------------
                                         (Unaudited)

    Revenues (includes $8,910,
      $470, $470 and $0 to
      affiliated companies)
      (Notes 9 and 10)         $150,195    $ 70,505    $ 55,291    $ 54,410
                               --------    --------    --------    --------

    Costs and Operating
      Expenses:
      Cost of revenues
      (includes $4,698, $223,
        $223 and $0 for
        affiliated companies
        revenues) (Note 9)       86,642      36,320      28,180      27,794
      Selling, general and
        administrative
        expenses (Note 9)        27,156      15,652      12,174      13,272
      Research and development
        expenses (Note 9)        18,862      11,937       8,595      10,662
                               --------    --------    --------    --------

                                132,660      63,909      48,949      51,728
                               --------    --------    --------    --------

    Operating Income             17,535       6,596       6,342       2,682

    Interest Income               1,290           -           -           -
    Interest Expense, Related
      Party (Note 9)             (1,373)          -           -           -
    Other Income (Expense), Net      60          11          22         (22)
                               --------    --------    --------    --------

    Income Before Provision for
      Income Taxes               17,512       6,607       6,364       2,660
    Provision for Income Taxes
      (Note 7)                    8,168       3,015       2,881       1,466
                               --------    --------    --------    --------

    Net Income                 $  9,344    $  3,592    $  3,483    $  1,194
                               ========    ========    ========    ========

    Earnings per Share:
      Primary                  $    .40    $    .18    $    .17    $    .06
                               ========    ========    ========    ========
      Fully diluted            $    .38    $    .18    $    .17    $    .06
                               ========    ========    ========    ========

    Weighted Average Shares:
      Primary                    23,483      20,151      20,151      20,151
                               ========    ========    ========    ========
      Fully diluted              26,550      20,151      20,151      20,151
                               ========    ========    ========    ========
    The accompanying notes are an integral part of these consolidated financial statements.


                                      F-56
PAGE

        Trex Medical Corporation
        Consolidated Balance Sheet

                                                September 28,  September 30,
    (In thousands except share amounts)                  1996           1995
    ------------------------------------------------------------------------

    Assets
    Current Assets:
      Cash and cash equivalents                      $ 33,966       $    202
      Accounts receivable, less allowances
        of $1,264 and $870                             29,104         14,937
      Inventories                                      33,010         16,667
      Prepaid expenses                                  1,316            113
      Prepaid income taxes (Note 7)                     5,712          3,474
                                                     --------       --------
                                                      103,108         35,393
                                                     --------       --------

    Property, Plant and Equipment, at Cost, Net        13,770          7,811
                                                     --------       --------
    Cost in Excess of Net Assets of Acquired
      Companies (Note 3)                               83,972         59,170
                                                     --------       --------

                                                     $200,850       $102,374
                                                     ========       ========

    Liabilities and Shareholders' Investment
    Current Liabilities:
      Accounts payable                               $ 12,598       $  7,381
      Accrued payroll and employee benefits             4,616          2,338
      Accrued warranty costs                            5,344          2,991
      Customer deposits                                 3,414            771
      Accrued income taxes                              2,010              -
      Other accrued expenses (Note 3)                  12,203          8,245
      Due to affiliated companies                       3,089            496
                                                     --------       --------
                                                       43,274         22,222
                                                     --------       --------

    Deferred Income Taxes (Note 7)                        170            142
                                                     --------       --------
    Long-term Obligations:
      4.2% Subordinated convertible note, due
        to parent company (Note 9)                      8,000              -
      Other                                               109              -
                                                     --------       --------
                                                        8,109              -
                                                     --------       --------

    Commitments and Contingencies
      (Notes 3, 8, 9 and 11)

    Shareholders' Investment (Notes 4 and 5):
      Common stock, $.01 par value, 50,000,000
        shares authorized; 28,592,630 shares
        issued and outstanding in 1996                    286              -
      Capital in excess of par value                  139,667              -
      Retained earnings                                 9,344              -
      Net parent company investment                         -         80,010
                                                     --------       --------
                                                      149,297         80,010
                                                     --------       --------

                                                     $200,850       $102,374
                                                     ========       ========
    The accompanying notes are an integral part of these consolidated financial statements.


                                      F-67
PAGE

        Trex Medical Corporation
        Consolidated Statement of Cash Flows


                                                    Nine Months
                                   Year Ended          Ended     Yea
                              --------------------- -----------  ----
                                                                      Ended
                                                                     ------
                              Sept. 28,   Sept. 30,   Sept. 30,    Dec. 31,
    (In thousands)                 1996        1995        1995        1994
    -----------------------------------------------------------------------
                                         (Unaudited)
    Operating Activities:
      Net income               $  9,344    $  3,592   $  3,483    $  1,194
      Adjustments to reconcile
        net income to net cash
        provided by operating
        activities:
          Depreciation and
            amortization          3,195       1,702      1,315       1,491
          Provision for losses
            on accounts
            receivable              273          75         25         175
          Increase (decrease)
            in deferred income
            taxes                   (26)         61         29          32
          Gain on sale of
            property, plant
            and equipment           (32)        (15)       (15)          -
          Changes in current
            accounts, exclud-
            ing the effects
            of acquisitions:
              Accounts
                receivable       (7,681)     (1,305)      (693)     (3,316)
              Inventories        (2,105)       (533)    (1,476)        153
              Other current
                assets           (1,835)         (6)       (82)        125
              Accounts payable      106       2,342        621       1,861
              Other current
                liabilities       4,711      (1,139)       444         411
                               --------    --------   --------    --------

      Net cash provided by
        operating activities      5,950       4,774      3,651       2,126
                               --------    --------   --------    --------

    Investing Activities:
      Acquisitions, net of cash
        acquired (Note 3)       (36,888)          -          -           -
      Purchases of property,
        plant and equipment      (3,071)     (1,533)      (957)     (1,300)
      Other, net                     16          14         14          29
                               --------    --------   --------    --------

      Net cash used in
        investing activities   $(39,943)   $ (1,519)  $   (943    $ (1,271
                               --------    --------   --------    --------
         )








                                      F-78
PAGE

        Trex Medical Corporation
        Consolidated Statement of Cash Flows (continued)


                                                     Nine Months
                                   Year Ended           Ended     Year
                             ----------------------  -----------  ----
                                                                       Ended
                                                      ------
                             Sept. 28,    Sept. 30,    Sept. 30,    Dec. 31,
    (In thousands)                1996         1995         1995        1994
    ------------------------------------------------------------------------
                                         (Unaudited)
    Financing Activities:
      Net proceeds from
        issuance of Company
        common stock (Note 4) $ 67,757     $      -    $      -     $      -
      Net transfers to parent
        company                      -       (3,053)     (2,506)        (855)
                              --------     --------    --------     --------

      Net cash provided by
        (used in) financing
        activities              67,757       (3,053)     (2,506)        (855)
                              --------     --------    --------     --------

    Increase in Cash and
      Cash Equivalents          33,764          202         202            -
    Cash and Cash Equivalents
      at Beginning of Period       202            -           -            -
                              --------     --------    --------     --------

    Cash and Cash Equivalents
      at End of Period        $ 33,966     $    202    $    202     $      -
                              ========     ========    ========     ========

    Cash Paid For:
      Interest                $  1,373     $      -    $      -     $      -
      Income taxes            $  1,294     $      -    $      -     $      -

    Noncash Activities:
      Fair value of assets of
        acquired companies    $ 53,519     $      -    $      -     $      -
      Cash paid for acquired
        companies              (38,178)           -           -            -
                              --------     --------    --------     --------
          Liabilities assumed
           of acquired
           companies          $ 15,341     $      -    $      -     $      -
                              ========     ========    ========     ========
      Transfer of acquired
        business from
        parent company, net
        of cash               $      -     $ 42,000    $ 42,000     $      -
      Issuance of subordinated
        convertible note to
        parent company        $ 42,000     $      -    $      -     $      -
      Conversions of subord-
        inated convertible
        note by parent
        company               $ 34,000     $      -    $      -     $      -


    The accompanying notes are an integral part of these consolidated financial statements.


                                      F-89
PAGE

        Trex Medical Corporation
        Consolidated Statement of Shareholders' Investment



                                    Common    Capital
                                    Stock,  in Excess             Net Parent
                                  $.01 Par     of Par    Retained    Company
    (In thousands)                   Value      Value    Earnings Investment
    ------------------------------------------------------------------------

    Balance January 1, 1994      $      -   $      -    $      -    $ 36,694
    Net income                          -          -           -       1,194
    Net transfers to parent
      company                           -          -           -        (855)
                                 --------   --------    --------    --------

    Balance December 31, 1994           -          -           -      37,033
    Net income                          -          -           -       3,483
    Net transfers to parent
      company                           -          -           -      (2,506)
    Transfer of acquired
      business from parent
      company, net of cash
      (Note 3)                          -          -           -      42,000
                                 --------   --------    --------    --------

    Balance September 30, 1995          -          -           -      80,010
    Issuance of subordinated
      convertible note to parent
      company (Note 9)                  -    (42,000)          -           -
    Capitalization of Company         200     79,810           -     (80,010)
    Net income                          -          -       9,344           -
    Net proceeds from issuance
      of Company common stock
      (Note 4)                         57     67,700           -           -
    Tax benefit related to
      employees' and directors'
      stock plans                       -        186           -           -
    Conversions of subordinated
      convertible note by parent
      company (Note 4)                 29     33,971           -           -
                                 --------   --------    --------    --------

    Balance September 28, 1996   $    286   $139,667    $  9,344    $      -
                                 ========   ========    ========    ========


    The accompanying notes are an integral part of these consolidated financial statements.













                                      F-910
PAGE

        Trex Medical Corporation
        Notes to Consolidated Financial Statements

    1.   Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations

         Trex Medical Corporation (the Company) designs, manufactures, and markets mammography equipment and minimally invasive stereotactic breast-biopsy systems used for the detection of breast cancer. The Company also designs and manufactures general radiography (X-ray) equipment and X-ray imaging systems used for cardiac catheterization and angiography, as well as radiographic fluoroscopy. The Company's mammography and stereotactic breast-biopsy systems are used by radiologists and physicians in offices, hospitals, and dedicated breast-care centers, and its general X-ray systems are used by physicians and radiologists, both in office and hospital settings, as well as by veterinarians and chiropractors.

    Relationship with ThermoTrex Corporation and Thermo Electron Corporation

         The Company was incorporated in September 1995 as a wholly owned subsidiary of ThermoTrex Corporation (ThermoTrex). On October 2, 1995, ThermoTrex transferred to the Company all of the outstanding shares of capital stock of Bennett X-Ray Corporation (Bennett), in exchange for a $42.0 million principal amount 4.2% subordinated convertible note
    (Note 9). As of September 28, 1996, ThermoTrex had converted $34.0 million principal amount of this note. On October 16, 1995, ThermoTrex transferred to the Company the assets, liabilities, and businesses of ThermoTrex's Lorad division (Lorad) and ThermoTrex's research and development activities pertaining to its Sonic CT(TM) system, in exchange for 20,000,000 shares of the Company's common stock. ThermoTrex acquired Lorad and Bennett in November 1992 and September 1995, respectively.

         As of September 28, 1996, ThermoTrex owned 22,883,798 shares of the Company's common stock, representing 80% of such stock outstanding. ThermoTrex is a 51%-owned subsidiary of Thermo Electron Corporation (Thermo Electron).

    Principles of Consolidation

         The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

    Fiscal Year

         In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the Company's transition period, which ended on September 30, 1995, was the 39-week period from January 1, 1995 to September 30, 1995, referenced as "fiscal 1995." References to "fiscal 1996" and "1994" are for the years ended September 28, 1996 and December 31, 1994, respectively. Fiscal 1996 and 1994 each included 52 weeks. The unaudited consolidated statements of income and cash flows for the 52-week period ended September 30, 1995 are presented for comparative purposes only.




                                      F-11
PAGE

        Trex Medical Corporation
        Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Revenue Recognition

         The Company recognizes revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty costs at the time of shipment.

    Concentration of Credit Risk

         The Company sells its products primarily to customers in the healthcare industry. The Company does not normally require collateral or other security to support its accounts receivable. Management does not believe that this concentration of credit risk has, or will have, a significant negative impact on the Company.

    Income Taxes

         The Company and ThermoTrex have a tax allocation agreement under which the Company is included in the consolidated income tax returns filed by ThermoTrex. The agreement provides that in years in which the Company has taxable income, it will pay to ThermoTrex amounts comparable to the taxes the Company would have paid upon filing separate tax returns. If ThermoTrex's equity ownership of the Company were to decrease below 80%, the Company would file its own income tax returns.

         In accordance with Statement of Financial Accounting Standards
    (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

    Earnings per Share

         Earnings per share have been computed based on the weighted average number of shares outstanding during the period. Pursuant to Securities and Exchange Commission requirements, earnings per share have been presented for all periods. Weighted average shares for all periods include the 20,000,000 shares issued to ThermoTrex in connection with the initial capitalization of the Company and, for periods prior to the Company's initial public offering, the effect of the assumed exercise of stock options issued within one year prior to the Company's initial public offering. Because the effect of common stock equivalents would be immaterial, they have been excluded from the primary earnings per share calculation subsequent to the Company's initial public offering. Fully diluted earnings per share include the assumed exercise of stock options and the assumed effect of the conversion of the Company's 4.2% subordinated convertible note, due to parent company.





                                      F-12
PAGE

        Trex Medical Corporation
        Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Cash and Cash Equivalents

         As of September 28, 1996, $32,696,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government agency securities, money market funds, commercial paper, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.

         Prior to its incorporation in September 1995, the Company's cash receipts and disbursements were combined with other ThermoTrex corporate cash transactions and balances.

    Inventories

         Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

    (In thousands)                                         1996       1995
    ----------------------------------------------------------------------

    Raw materials and supplies                          $20,513    $ 9,414
    Work in process                                       9,218      5,195
    Finished goods                                        3,279      2,058
                                                        -------    -------

                                                        $33,010    $16,667
                                                        =======    =======





















                                      F-13
PAGE

        Trex Medical Corporation
        Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Property, Plant and Equipment

         The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization principally using the straight-line method over the estimated useful lives of the property as follows: buildings, 29 to 31.5 years; machinery and equipment, 3 to 8 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant and equipment consist of the following:

    (In thousands)                                         1996       1995
    ----------------------------------------------------------------------

    Land                                                $ 1,194     $1,000
    Buildings                                             3,788      2,728
    Leasehold improvements                                2,195      1,293
    Machinery and equipment                              10,082      4,918
                                                        -------     ------

                                                         17,259      9,939
    Less: Accumulated depreciation and amortization       3,489      2,128
                                                        -------     ------

                                                        $13,770     $7,811
                                                        =======     ======

    Cost in Excess of Net Assets of Acquired Companies

         The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $3,621,000 and $1,935,000 as of September 28, 1996 and September 30, 1995, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired businesses in assessing the recoverability of this asset.

    Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.









                                      F-14
PAGE

        Trex Medical Corporation
        Notes to Consolidated Financial Statements

    2.   Unaudited Comparative Results

         The following unaudited financial information for the nine months ended October 1, 1994 is presented to provide comparative results for fiscal 1995, included in the accompanying statement of income.

                                                                   Nine
                                                               Months Ended
                                                                October 1,
    (In thousands except per share amounts)                        1994

    Revenues                                                     $39,196

    Costs and Operating Expenses:
      Cost of revenues                                            19,654
      Selling, general and administrative
        expenses                                                   9,794
      Research and development expenses                            7,320
                                                                 -------

                                                                  36,768
                                                                 -------

    Operating Income                                               2,428

    Other Expense, Net                                               (11)
                                                                 -------

    Income Before Provision for Income Taxes                       2,417

    Provision for Income Taxes                                     1,332
                                                                 -------

    Net Income                                                   $ 1,085
                                                                 =======

    Earnings per Share:
      Primary                                                    $   .05
                                                                 =======
      Fully diluted                                              $   .05
                                                                 =======

    Weighted Average Shares:
      Primary                                                     20,151
                                                                 =======
      Fully diluted                                               20,151
                                                                 =======


    3.   Acquisitions

         In September 1996, the Company acquired substantially all of the assets and liabilities of Continental X-Ray Corporation and affiliates (Continental), an Illinois-based company that designs, manufactures, and markets general-purpose and specialized X-ray systems, for approximately $18.4 million in cash, net of cash acquired and including the repayment of debt.



                                      F-15
PAGE

        Trex Medical Corporation
        Notes to Consolidated Financial Statements

    3.   Acquisitions (continued)

         In May 1996, the Company acquired substantially all of the assets and liabilities of XRE Corporation (XRE), a Massachusetts-based company that designs, manufactures, and markets X-ray imaging systems used in the diagnosis and treatment of coronary artery disease and other vascular conditions, for approximately $18.5 million in cash, net of cash acquired and including the repayment of debt.

         In September 1995, ThermoTrex acquired all of the outstanding capital stock of Bennett, a New York-based manufacturer of high-frequency specialty and general-purpose X-ray systems, for approximately $42.9 million in cash. On October 2, 1995, ThermoTrex transferred to the Company all of the outstanding capital stock of Bennett, in exchange for a $42.0 million principal amount 4.2% subordinated convertible note
    (Note 9).

         These acquisitions have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition by the Company, or for Bennett, by ThermoTrex. The cost of the acquisitions exceeded the estimated fair value of the acquired net assets by $64.0 million, which is being amortized over 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for XRE and Continental, is subject to adjustment upon finalization of the purchase price allocation. To date, no information has been gathered that would cause the Company to believe that the final allocation of the purchase price will be materially different from the preliminary estimate.

         Based on unaudited data, the following table presents selected financial information for the Company and the businesses acquired on a pro forma basis, assuming Continental and XRE had been combined since the beginning of 1995 and Bennett had been combined since the beginning of 1994.

                                                     Nine
                                  Year Ended     Months Ended    Year Ended
    (In thousands except         September 28,   September 30,  December 31,
    per share amounts)                1996            1995          1994
    ------------------------------------------------------------------------

    Revenues                        $191,351        $126,185        $96,943
    Net income (loss)                  9,300           2,012         (1,258)
    Earnings (loss) per share:
      Primary                            .29             .07           (.06)
      Fully diluted                      .29             .07           (.06)

         The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisitions of XRE and Continental been made at the beginning of fiscal 1995 and the acquisition of Bennett been made at the beginning of 1994.

         In November 1992, ThermoTrex acquired Lorad for $5.3 million in cash, assumption of $6.7 million of pre-existing debt of Lorad, and shares of ThermoTrex common stock and stock options valued at $12.3

                                      F-16
PAGE

        Trex Medical Corporation
        Notes to Consolidated Financial Statements

    3.   Acquisitions (continued)

    million. In addition, in March 1995, ThermoTrex made a cash payment of $2.3 million to the holders of approximately 9.2% of Lorad's common stock who had earlier voted against the acquisition, in exchange for their interest in Lorad.

         Other accrued expenses in the accompanying balance sheet include $3.5 million and $4.0 million as of September 28, 1996 and September 30, 1995, respectively, for estimated reserves associated with acquisitions, including a reserve of approximately $2 million for legal fees and other costs associated with a patent infringement suit that existed prior to ThermoTrex's acquisition of Lorad. This suit was brought by Fischer Imaging Corporation (Fischer), which alleges that Lorad infringes a Fischer patent on a precision mammographic needle-biopsy system. In connection with the organization of the Company, ThermoTrex agreed to indemnify the Company for any and all cash damages under this lawsuit, with respect to sales occurring prior to October 16, 1995, the date Lorad was transferred to the Company. Any payments received under such indemnity would be treated as a contribution to shareholders' investment. While the Company believes that it has meritorious legal defenses to the allegation, due to the inherent uncertainties of litigation, the Company is unable to predict the outcome of this matter. Although an unsuccessful resolution could have a material adverse effect on the Company's results of operations, in the opinion of management any resolution will not have a material adverse effect on the Company's financial position.


    4.   Common Stock

    Sale of Common Stock

         In July 1996, the Company sold 2,875,000 shares of its common stock in an initial public offering and 871,832 shares of its common stock in a concurrent rights offering, at $14.00 per share, for net proceeds of $49.1 million.

         In November 1995, the Company issued 1,862,000 shares of its common stock in a private placement at $10.25 per share for net proceeds of $17.6 million. In January 1996, the Company issued 100,000 shares of its common stock in a private placement at $10.75 per share for net proceeds of $1.1 million. Certain officers and directors of the Company purchased an aggregate of 143,300 shares of the Company's common stock issued in these private placements. In addition, an entity indirectly related to a director of the Company purchased 200,000 shares of the Company's common stock issued in these private placements. This director, however, disclaims beneficial ownership of such shares.

    Conversion of Subordinated Convertible Note

         During fiscal 1996, ThermoTrex converted $34.0 million principal amount of the Company's 4.2% subordinated convertible note into 2,883,798 shares of the Company's common stock.



                                      F-17
PAGE

        Trex Medical Corporation
        Notes to Consolidated Financial Statements

    4.   Common Stock (continued)

    Reserved Shares

         As of September 28, 1996, the Company had reserved 2,603,542 unissued shares of its common stock for possible issuance under stock-based compensation plans and conversion of the Company's 4.2% subordinated convertible note, due to parent company.

    5.   Stock-based Compensation Plans

         On November 1, 1995, the Company adopted a stock-based compensation plan for its key employees, directors, and others, which permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares or performance-based shares. The option recipients and the terms of options granted under this plan are determined by the Board Committee. Options granted to date became exercisable on September 30, 1996, and are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over periods ranging from five to ten years after the first anniversary of the grant date, depending on the term of the option, which may range from ten to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's common stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted on November 1, 1995, that provides for the grant of stock options, at fair market value, to outside directors pursuant to a formula approved by the Company's shareholders. Options granted under this plan have the same general terms as options granted under the stock-based compensation plan described above, except that the restrictions and repurchase rights generally lapse ratably over a four-year period and the option term is five years. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron or its majority-owned subsidiaries.

















                                      F-18
PAGE

        Trex Medical Corporation
        Notes to Consolidated Financial Statements

    5.   Stock-based Compensation Plans (continued)

         No accounting recognition is given to options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity. A summary of the Company's stock option information for fiscal 1996 is as follows:

                                                                  Range of
                                                                    Option
                                                     Number         Prices
                                                         of            per
    (In thousands except per share amounts)          Shares          Share
    ----------------------------------------------------------------------
    Options outstanding, beginning of year                -   $          -

      Granted                                         1,401    10.25-12.00

      Exercised                                           -              -

      Lapsed or cancelled                               (20)         11.00
                                                      -----    -----------

    Options outstanding, end of year                  1,381   $10.25-12.00
                                                      =====

    Options exercisable                                   -
                                                      =====

    Options available for grant                         519
                                                      =====

    6.   Employee Benefit Plans

    Employee Stock Purchase Plan

         Substantially all of the Company's full-time employees are eligible to participate in an employee stock purchase plan sponsored by ThermoTrex. Under this plan, shares of ThermoTrex's and Thermo Electron's common stock can be purchased at the end of a 12-month plan year at 95% of the fair market value at the beginning of the plan year, and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at 85% of the fair market value at the beginning of the plan year, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

    401(k) Savings Plan

         The majority of the Company's full-time employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. The Company contributed and charged to expense for these plans $701,000, $242,000, and $313,000, in fiscal 1996, fiscal 1995, and 1994, respectively.


                                      F-19
PAGE

        Trex Medical Corporation
        Notes to Consolidated Financial Statements

    7.   Income Taxes

         The components of the provision for income taxes for fiscal 1996, fiscal 1995, and 1994 are as follows:

    (In thousands)                                 1996      1995      1994
    -----------------------------------------------------------------------

    Currently payable:
      Federal                                    $6,324    $2,474    $1,119
      State                                       1,866       808       547
                                                 ------    ------    ------

                                                  8,190     3,282     1,666
                                                 ------    ------    ------

    Prepaid:
      Federal                                       (16)     (228)     (146)
      State                                          (6)     (173)      (54)
                                                 ------    ------    ------

                                                    (22)     (401)     (200)
                                                 ------    ------    ------

                                                 $8,168    $2,881    $1,466
                                                 ======    ======    ======

         The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the Company's common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $186,000 of such benefits that have been allocated to capital in excess of par value for fiscal 1996 resulting from employee exercises of stock options in affiliated companies.

         The provision for income taxes in the accompanying statement of income for fiscal 1996, fiscal 1995, and 1994 differs from the provision calculated by applying the statutory federal income tax rate of 35% in fiscal 1996 and 34% in fiscal 1995 and 1994 to income before provision for income taxes due to the following:

    (In thousands)                                 1996      1995      1994
    -----------------------------------------------------------------------

    Provision for income taxes
      at statutory rate                          $6,129    $2,164    $  904
    Increases resulting from:
      State income taxes, net of federal tax      1,209       419       325
      Amortization of cost in excess of net
        assets of acquired companies                541       197       228
      Other, net                                    289       101         9
                                                 ------    ------    ------

                                                 $8,168    $2,881    $1,466
                                                 ======    ======    ======








                                      F-20
PAGE

        Trex Medical Corporation
        Notes to Consolidated Financial Statements

    7.   Income Taxes (continued)

         Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of the following:

    (In thousands)                                            1996      1995
    ------------------------------------------------------------------------

    Prepaid income taxes:
      Reserves and accruals                                 $3,409    $1,725
      Accrued compensation                                   1,107       463
      Allowance for doubtful accounts                          430       348
      Inventory basis difference                               766       918
      Other, net                                                 -        20
                                                            ------    ------

                                                            $5,712    $3,474
                                                            ======    ======
    Deferred income taxes:
      Depreciation                                          $  170    $  142
                                                            ======    ======


    8.   Commitments

         The Company leases portions of its office and operating facilities under various noncancelable operating lease arrangements expiring between fiscal 1997 and fiscal 2006. The accompanying statement of income includes expenses from these operating leases of $674,000, $44,000, and $40,000 in fiscal 1996, fiscal 1995, and 1994, respectively. Future minimum payments due under these noncancelable operating leases at September 28, 1996, are $1,443,000 in fiscal 1997; $1,406,000 in fiscal
    1998; $1,377,000 in fiscal 1999; $1,372,000 in fiscal 2000; $1,372,000 in fiscal 2001; and $6,409,000 in fiscal 2002 and thereafter. Total future minimum lease payments are $13,379,000. The Company also has an operating lease arrangement with a related party as discussed in Note 9.


    9.   Related Party Transactions

    Corporate Services Agreement

         The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 1.0% of the Company's revenues. The Company paid an annual fee equal to 1.20% and 1.25% of the Company's revenues in calendar year 1995 and 1994, respectively. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. For these services, the Company was charged $1,567,000, $663,000, and $680,000 in fiscal 1996, fiscal 1995, and 1994, respectively. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually

                                      F-21
PAGE

        Trex Medical Corporation
        Notes to Consolidated Financial Statements

    9.   Related Party Transactions (continued)

    but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

    Related Party Revenues

         ThermoLase Corporation (ThermoLase), a majority-owned subsidiary of ThermoTrex, has engaged the Company to design and manufacture the laser to be used in ThermoLase's laser-based hair-removal system. During fiscal 1996 and fiscal 1995, the Company recorded $8,549,000 and $350,000, respectively, of revenue under this agreement.

         Under an arrangement with Thermedics Detection Inc., a majority-owned subsidiary of Thermedics Inc., a majority-owned subsidiary of Thermo Electron, the Company manufactures an X-ray source, pursuant to written purchase orders, that is used as a component to a fill-measuring device produced by Thermedics Detection Inc. During fiscal 1996 and fiscal 1995, the Company recorded $361,000 and $120,000, respectively, of revenue under this agreement.

    Vendor Agreement

         During fiscal 1995, the Company placed an order for $2,500,000 for the design and production of high-transmission cellular grids from Thermo Electron's Tecomet division (Tecomet), which will be received through fiscal 1997. During fiscal 1996, the Company purchased grids valued at $397,000 from Tecomet under this arrangement. In addition, the Company recorded expense of $250,000 during each of fiscal 1996 and fiscal 1995 related to research and development funding provided to Tecomet in connection with this project.

    Research and Development Agreement

         In October 1995, the Company and ThermoTrex entered into a license agreement under which the Company may elect to fund approximately $6.0 million of ThermoTrex's research and development efforts related to direct-detection digital imaging technology in certain medical imaging fields. If the Company elects to fund such costs, it is required to pay approximately $2.0 million in each of three years through fiscal 1998 and its license will be extended to cover such fields. In fiscal 1996, the Company recorded $1,800,000 of expense under this agreement. Prior to this agreement, ThermoTrex provided certain research and development contract services to the Company, which were charged to the Company based on actual cost and usage. For these services, the Company was charged $1,536,000, and $2,816,000 in fiscal 1995 and 1994, respectively.





                                      F-22
PAGE

        Trex Medical Corporation
        Notes to Consolidated Financial Statements

    9.   Related Party Transactions (continued)

    Operating Lease

         The Company leases an office and operating facility from a realty trust controlled by an employee under a noncancelable operating lease arrangement expiring in fiscal 2012. The accompanying statement of income includes expenses from this operating lease of $286,000 in fiscal 1996. Future minimum payments due under this noncancelable operating lease at September 28, 1996, are $858,000 per year in fiscal 1997, 1998, 1999, and
    2000; $897,000 in fiscal 2001; and $11,102,000 in fiscal 2002 and thereafter. Total future minimum lease payments are $15,431,000.

    Repurchase Agreement

         The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

    Subordinated Convertible Note

         In September 1995, ThermoTrex acquired all of the outstanding capital stock of Bennett for approximately $42.9 million in cash. On October 2, 1995, ThermoTrex transferred to the Company all of the outstanding capital stock of Bennett, in exchange for a $42.0 million principal amount 4.2% subordinated convertible note, due 2000, convertible into shares of the Company's common stock at $11.79 per share. As of September 28, 1996, ThermoTrex had converted $34.0 million principal amount of this note.


    10.  Significant Customers and Export Sales

         Sales to one customer accounted for 11% of the Company's total revenues in fiscal 1996, and sales to another customer accounted for 18% and 11% of the Company's total revenues in fiscal 1995 and 1994, respectively. Export sales to Germany accounted for 7%, 11%, and 3% of the Company's total revenues in fiscal 1996, fiscal 1995, and 1994, respectively. Other export sales accounted for 15%, 10%, and 11% of the Company's total revenues in fiscal 1996, fiscal 1995, and 1994, respectively. In general, export sales are denominated in U.S. dollars.


    11.  Contingencies

         The owner of a U.S. patent related to automatic exposure control has claimed that the Company's mammography systems infringe such patent. The patent owner has offered a nonexclusive license under the patent on terms not acceptable to the Company. Although the Company believes that the validity of the patent may be questionable and subject to a successful challenge, if the patent holder were successful in enforcing such patent the Company could be enjoined from manufacturing and selling mammography systems. The Company will be indemnified by ThermoTrex for any cash damages relating to sales of such systems occurring prior to the dates on which ThermoTrex transferred certain businesses to the Company, although any payments under such indemnity would be treated as a

                                      F-23
PAGE

        Trex Medical Corporation
        Notes to Consolidated Financial Statements

    11.  Contingencies (continued)

    contribution to shareholders' investment. In addition, the Company is aware of two U.S. patents owned by a former employee which have been asserted against the Company relating to its High-Transmission Cellular
    (HTC)(TM) grid to be used with the Company's mammography systems. Although the Company believes that the HTC grid does not infringe either of these patents, if the holder of the patents were successful in enforcing such patents, the Company could be subject to damages and enjoined from manufacturing and selling the HTC grid.

         See Note 3 for a discussion of certain additional litigation.

         Due to the inherent uncertainty of dispute resolution, management cannot predict the outcome of these matters. While an unfavorable outcome of one or more of these matters could have a material adverse effect on the Company's results of operations, in the opinion of management any resolution will not have a material effect on the Company's financial position.


    12.  Fair Value of Financial Instruments

         The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, due to affiliated companies, and its 4.2% subordinated convertible note due to parent company. The carrying amounts of the Company's cash and cash equivalents, accounts receivable, accounts payable, and due to affiliated companies approximate fair value due to their short-term nature. The fair value of the Company's 4.2% subordinated convertible note (Note 9), determined based on quoted market prices, was $13,740,000 at September 28, 1996, and exceeds the carrying amount due to the market price of the Company's common stock exceeding the conversion price of the convertible note at year end.






















                                      F-24
PAGE

        No dealer, salesman or any other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell any securities other than those to which it relates or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.





                                 1,962,000 shares

                                       TREX
                               Medical Corporation

                                   Common Stock












                              _____________________

                                 January __, 1997

                                    PROSPECTUS

                              ---------------------
PAGE

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

    Item 13.  Other Expenses of Issuance and Distribution

         The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission (the "Commission") registration fee.

          Securities and Exchange Commission registration       $10,544
         fee  ...............................................

          Legal fees and expenses  ..........................    10,000
          Accounting fees and expenses  .....................    10,000
          Miscellaneous  ....................................     9,456
                                                                -------

                  Total  ....................................   $40,000

    Item 14.  Indemnification of Directors and Officers

         The Delaware General Corporation Law and the Company's Certificate of Incorporation and By-Laws limit the monetary liability of directors to the Company and to its shareholders and provide for indemnification of the Company's officers and directors for liabilities and expenses that they may incur in such capacities. In general, officers and directors are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, actions that the indemnitee had not reasonable cause to believe were unlawful. The Company also has indemnification agreements with its directors and officers that provide for the maximum indemnification allowed by law. Reference is made to the Company's Certificate of Incorporation, By-Laws and form of Indemnification Agreement for Officers and Directors incorporated by reference as Exhibits 3.1, 3.2 and 10.18 hereto, respectively.

         Thermo Electron has an insurance policy which insures the directors and officers of Thermo Electron and its subsidiaries, including the Company, against certain liabilities which might be incurred in connection with the performance of their duties.

         The Selling Shareholders are obligated under the Purchase Agreements to indemnify directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act.








                                      II-4
PAGE

    Item 15.  Recent Sales of Unregistered Securities.

         On October 2, 1995, ThermoTrex transferred to the Company all outstanding capital stock of its Bennett X-Ray Corporation subsidiary in exchange for a $42,000,000 principal amount subordinated convertible note due 2000. Exemption from registration for this transaction is claimed under Section 4(2) of the Securities Act.

         On October 16, 1995, ThermoTrex contributed all of the assets and liabilities relating to its Lorad division and it Sonic CT system to the Company in exchange for 20,000,000 shares of Common Stock. Exemption for registration for this transaction is claimed under Section 4(2) of the Securities Act.

         On November 22, 1995 and November 30, 1995 the Company sold an aggregate of 1,862,000 shares of Common Stock to a group of accredited investors pursuant to Regulation D of the Commission promulgated under the Securities Act.

         On January 31, 1996, the Company sold 100,000 shares of Common Stock to an accredited investor pursuant to Regulation D of the Commission promulgated under the Securities Act.

         On December 19, 1996, the Company sold an aggregate of 300,000 shares of Common Stock to a group of accredited investors pursuant to Regulation D of the Commission promulgated under the Securities Act.

    Item 16.  Exhibits and Financial Statements Schedule.

         (a) See the Exhibit Index included immediately preceding the exhibits to this Registration Statement.

         (b) The Financial Statement Schedule as of September 28, 1996 and the Report of Independent Public Accountants on such schedule are included in this Registration Statement. All other schedules are omitted because they are not applicable or are not required under Regulation S-X.

    Item 17.  Undertakings.

         (a)       The undersigned Registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (i)     To include any prospectus required by Section
                    10(a)(3) of the Securities Act of 1933;

                (ii)         To reflect in the prospectus any facts or events
                    arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding

                                      II-5
PAGE
                    the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                (iii)        To include any material information with respect
                    to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

              Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

           (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.




                                      II-6
PAGE

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Danbury, Connecticut, on this 2nd day of January 1997.

                                       TREX MEDICAL CORPORATION


                                       By: /s/ Hal Kirshner
                                           ------------------------------
                                            Hal Kirshner
                                            Chief Executive Officer,
                                            President and Director

                        POWER OF ATTORNEY AND SIGNATURES

         Pursuant  to   the  requirements   of  the   Securities  Act,   this
    Post-Effective Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                 Signature                   Title              Date
                 ---------                   -----              ----




       /s/ Hal Kirshner               Chief Executive     January 2, 1997
       ----------------------------  Officer, President
               Hal Kirshner           and Director
                                      (Principal
                                      Executive Officer)



       Gary S. Weinstein*             Director and        January 2, 1997
       ----------------------------   Chairman of the
        Gary S. Weinstein             Board



       Anthony J. Pellegrino*         Director and Vice   January 2, 1997
       ----------------------------   Chairman of the
        Anthony J. Pellegrino         Board




       John N. Hatsopoulos*           Vice President,     January 2, 1997
       ----------------------------  Chief Financial
         John N. Hatsopoulos         Officer and
                                     Director
                                     (Principal
                                      Financial Officer)


                                      II-7
PAGE

       Paul F. Kelleher*              Chief Accounting    January 2, 1997
       ----------------------------   Officer (Principal
       Paul F. Kelleher              Accounting
                                      Officer)




       Dr. Elias P. Gyftopoulos*      Director            January 2, 1997
       ----------------------------
       Dr. Elias P. Gyftopoulos
             Signature                   Title              Date
             ---------                   -----              ----
       Robert C. Howard*              Director            January 2, 1997
       ----------------------------
             Robert C. Howard




       Earl R. Lewis*                 Director            January 2, 1997
       ----------------------------
          Earl R. Lewis



       Dr. James W. May, Jr.*         Director            January 2, 1997
       ----------------------------
           Dr. James W. May, Jr.



       Hutham S. Olayan*              Director            January 2, 1997
       ----------------------------
            Hutham S. Olayan




       Firooz Rufeh*                  Director            January 2, 1997
       ----------------------------
        Firooz Rufeh



       Kenneth Y. Tang*               Director            January 2, 1997
       ----------------------------
         Kenneth Y. Tang

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





    * The undersigned Jonathan W. Painter, by signing his name hereto, does hereby execute this Post-Effective Amendment No. 1 to Registration Statement on behalf of each of the above-named persons pursuant to powers of attorney executed by such persons and filed with the Securities and Exchange Commission.


                                                 /s/ Jonathan W. Painter
                                                 --------------------------
                                                 Jonathan W. Painter
                                                 Attorney-in-Fact

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





                                  EXHIBIT INDEX

    Exhibit
    Number     Description of Exhibit
    -------    ----------------------

      3.1 Certificate of Incorporation, as amended, of the Registrant (filed as Exhibit 3.1 to the Registrant's Registration Statement on Form S-1 [Reg. No. 333-2926] and incorporated herein by reference).

      3.2 By-Laws of the Registrant (filed as Exhibit 3.2 to the Registrant's Registration Statement on Form S-1 [Reg. No. 333-2926] and incorporated herein by reference).

      4.1 Specimen Common Stock Certificate (filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-1 [Reg. No. 333-2926] and incorporated herein by reference).

      4.2 $42,000,000 Subordinated Convertible Note due 2000 of the Registrant issued to ThermoTrex (filed as Exhibit
               4.2 to the Registrant's Registration Statement on Form S-1 [Reg. No. 333-2926] and incorporated herein by reference).

      5        Opinion of Seth H. Hoogasian, Esq. (previously filed).

     10.1 Corporate Services Agreement dated as of September 27, 1995 between Thermo Electron Corporation (Thermo Electron) and the Registrant (filed as Exhibit 10.1 to the Registrant's Registration Statement on Form S-1 [Reg. No. 333-2926] and incorporated herein by reference).

     10.2 Thermo Electron Corporate Charter, as amended and restated effective January 3, 1993 (incorporated by reference herein from Exhibit 10.1 to Thermo Electron's Annual Report on Form 10-K for the fiscal year ended January 2, 1993 (File No. 1-8002)).

     10.3 Tax Allocation Agreement dated as of September 27, 1995 between Thermo Electron and the Registrant (filed as Exhibit 10.3 to the Registrant's Registration Statement on Form S-1 [Reg. No. 333-2926] and incorporated herein by reference).

     10.4 Master Repurchase Agreement dated as of September 27, 1995 between Thermo Electron and the Registrant (filed as Exhibit 10.4 to the Registrant's Registration
               Statement on Form S-1 [Reg. No. 333-2926] and incorporated herein by reference).

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





    Exhibit
    Number     Description of Exhibit
    -------    ----------------------

     10.5 Master Guarantee Reimbursement Agreement dated as of September 27, 1995 between Thermo Electron and the Registrant (filed as Exhibit 10.5 to the Registrant's Registration Statement on Form S-1 [Reg. No. 333-2926] and incorporated herein by reference)

     10.6 Master Guarantee Reimbursement Agreement dated as of September 27, 1995 between ThermoTrex and the
               Registrant (filed as Exhibit 10.6 to the Registrant's Registration Statement on Form S-1 [Reg. No. 333-2926] and incorporated herein by reference).

     10.7 OEM Agreement between Philips Medical Systems North American Company and Lorad dated as of November 2, 1993 (filed as Exhibit 10.7 to the Registrant's Registration Statement on Form S-1 [Reg. No. 333-2926] and incorporated herein by reference).

     10.8 OEM Agreement between Philips Medical Systems North American Company and Lorad dated November 17, 1993
               (filed as Exhibit 10.8 to the Registrant's Registration Statement on Form S-1 [Reg. No. 333-2926] and incorporated herein by reference).

     10.9 Purchase Agreement between General Electric Company and Bennett dated November 17, 1994 (filed as Exhibit 10.9 to the Registrant's Registration Statement on Form S-1 [Reg. No. 333-2926] and incorporated herein by reference).

     10.10 Agreement between Philips Medizin Systeme Unternehmensbereich der Philips GmbH and Bennett dated February 12, 1992 (filed as Exhibit 10.10 to the Registrant's Registration Statement on Form S-1 [Reg. No. 333-2926] and incorporated herein by reference).

     10.11     Distributor Agreement between ThermoTrex and U.S.
               Surgical Corporation dated October 20, 1995, as amended (filed as Exhibit 10.11 to the Registrant's
               Registration Statement on Form S-1 [Reg. No. 333-2926] and incorporated herein by reference).

     10.12 Note Purchase and Sale Agreement dated as of October 2, 1995 between ThermoTrex and the Registrant (filed as Exhibit 10.12 to the Registrant's Registration
               Statement on Form S-1 [Reg. No. 333-2926] and incorporated herein by reference).

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





    Exhibit
    Number     Description of Exhibit
    -------    ----------------------

     10.13 Lease dated as of September 15, 1995, by and among ThermoTrex and BK Realty Associates, L.P. and Calrob Realty Associates (filed as Exhibit 10.26 to ThermoTrex's Annual Report on Form 10-K for the fiscal year ended September 30, 1995 [File No. 1-10791] and incorporated herein by reference).

      10.14 Lease dated as of December 20, 1995, between Melvyn J. Powers and Mary P. Powers D/B/A M&M Realty and Lorad, as amended (filed as Exhibit 10.14 to the Registrant's Registration Statement on Form S-1 [Reg. No. 333-2926] and incorporated herein by reference).

      10.15    Equity Incentive Plan of the Registrant (filed as
               Exhibit 10.15 to the Registrant's Registration
               Statement on Form S-1 [Reg. No. 333-2926] and incorporated herein by reference).

      10.16    Deferred Compensation Plan for Directors of the
               Registrant (filed as Exhibit 10.16 to the Registrant's Registration Statement on Form S-1 [Reg. No. 333-2926] and incorporated herein by reference).

      10.17    Directors Stock Option Plan of the Registrant (filed as
               Exhibit 10.17 to the Registrant's Registration
               Statement on Form S-1 [Reg. No. 333-2926] and incorporated herein by reference).

      10.18    Form of Indemnification Agreement for Officers and
               Directors (filed as Exhibit 10.18 to the Registrant's Registration Statement on Form S-1 [Reg. No. 333-2926] and incorporated herein by reference).

               In addition to the stock-based compensation plans of the Registrant, the executive officers of the Registrant may be granted awards under stock-based compensation plans of Thermo Electron Corporation and ThermoTrex Corporation for services rendered to the Registrant or such affiliated corporations. Such plans were filed as Exhibits 10.21 through 10.44 and 10.73 through 10.76 to the Annual Report on Form 10-K of Thermo Electron for the fiscal year ended December 30, 1995 [File No. 1-8002] and as Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 28, 1996 [File No. 1-11827] and are incorporated herein by reference.

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





    Exhibit
    Number     Description of Exhibit
    -------    ----------------------

      10.19 License Agreement between the Registrant and ThermoTrex dated as of October 16, 1995 (filed as Exhibit 10.88 to the Registrant's Registration Statement on Form S-1 [Reg. No. 333-2926] and incorporated herein by reference).

      10.20 Stock Holding Assistance Plan and Form of Promissory Note (filed as Exhibit 10.21 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 28, 1996 [File No. 1-11827] and incorporated herein by reference).

      10.21 Lease dated May 29, 1996 between John K. Grady, Trustee of Concord Associates Foster Street Trust and XRE Acquisition Corp. (filed as Exhibit 10.89 to the Registrant's Registration Statement on Form S-1 [Reg. No. 333-2926] and incorporated herein by reference).

      10.22 Asset Purchase Agreement dated September 4, 1996 by and among CXR Acquisition Corp., the Registrant, Continental X-Ray Corporation, Alphatek Corporation, Broadview Manufacturing Corporation, Haymarket Square Associates, Advanced Medical Imaging, Inc., Trans-Continental X-ray Corporation and the Stockholders and Partners thereof (filed as Exhibit
               10.21 to the Registrant's Registration Statement on Form S-1 [Reg. No. 333-15381] and incorporated herein by reference).

      11 Statement re: Computation of Earnings per Share (filed as Exhibit 11 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 28, 1996 [File No. 1-11827] and incorporated herein by reference).

      21 Subsidiaries of the Registrant (filed as Exhibit 21 to the Registrant's Registration Statement on Form S-1 [Reg. No. 333-15381] and incorporated herein by reference).

      23.1     Consent of Arthur Andersen LLP.


      23.2     Consent of Seth H. Hoogasian, Esq. (included in
               Exhibit 5).

      24       Power of Attorney (previously filed).

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





                    Report of Independent Public Accountants
                    ----------------------------------------


    To the Shareholders and Board of Directors of Trex Medical Corporation:

         We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements included in Trex Medical Corporation's Form S-1 and have issued our report thereon dated November 1, 1996. Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. Trex Medical Corporation's schedule of Valuation and Qualifying Accounts, included in Schedule II on page S-2, is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.



                                               Arthur Andersen LLP



    Boston, Massachusetts
    November 1, 1996




























                                       S-5
PAGE

    Schedule II
                            TREX MEDICAL CORPORATION


                        Valuation And Qualifying Accounts
                                     (In thousands)


                             Balance  Provision                       Balance
                                  at    Charged  Accounts                  at
                           Beginning         to   Written              End of
    Description            of Period    Expense       Off   Other (a)  Period
    -------------------------------------------------------------------------

    Year Ended
      September 28, 1996

        Allowance for
         Doubtful Accounts   $  870     $  273   $ (151)   $  272     $1,264

    Nine Months Ended
      September 30, 1995
       Allowance for
       Doubtful Accounts     $  525     $   25   $    -    $  320     $  870

    Year Ended
      December 31, 1994

        Allowance for
          Doubtful Accounts  $  350     $  175   $    -    $    -     $  525


    (a)  Allowances of businesses acquired during the year as described in
    Note 3 to Consolidated Financial Statements in the Registrant's Fiscal 1996 Annual Report to Shareholders.















    AA963620013





                                       S-6